Exhibit 2.1

MERGER AGREEMENT

among:

WIRELESS FACILITIES, INC.,

a Delaware corporation;

WFI GOVERNMENT SERVICES, INC.,

a Delaware corporation;

MRC MERGER COMPANY, INC.,

an Alabama corporation;

AND

MADISON RESEARCH CORPORATION,

an Alabama corporation

Dated as of August 8, 2006

i

ii

Section 8.9	Survival of Representations, Warranties and Agreements	52
Section 8.10	Enforcement of this Agreement	52
Section 8.11	Dispute Resolution	53

EXHIBITS & SCHEDULES

Schedule 1.4(b)	Surviving Corporation Officers
Schedule 1.5	Company Indebtedness
Schedule 1.6(a)	Common Stock Closing Consideration

Exhibit A	Stockholders Agreement
Exhibit B	Articles of Merger
Exhibit C	Plan of Merger
Exhibit D	Escrow Agreement
Exhibit E	Opinion of Legal Counsel to Parent
Exhibit F	Opinion of Legal Counsel to Company
Exhibit G	Working Capital Amount Calculation
Exhibit H	Non-Competition Agreement

iii

MERGER AGREEMENT

This MERGER AGREEMENT (the “Agreement”) is dated as of August 8, 2006 (the “Execution Date”), among WIRELESS FACILITIES, INC., a Delaware corporation (“WFI”), WFI GOVERNMENT SERVICES, INC., a Delaware corporation and wholly-owned subsidiary of WFI (“Parent”), MRC MERGER COMPANY, INC., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Sub”), and MADISON RESEARCH CORPORATION, an Alabama corporation (the “Company”).  Certain capitalized terms used in this Agreement are defined in Section 8.4 hereof.

RECITALS:

WHEREAS, the Company is engaged in the business of providing engineering and information technology services primarily to government clients (the “Business”); and

WHEREAS, the respective Boards of Directors of WFI, Parent, Sub and the Company have approved and declared advisable this Agreement, including the merger of Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth herein; Parent, as the sole stockholder of Sub, has adopted this Agreement; and the Board of Directors of the Company has determined that the Merger is fair to the holders of the capital stock of the Company and has directed that this Agreement be submitted to the owners of all of the outstanding capital stock of the Company (collectively, the “Stockholders” or individually as a “Stockholder”) for approval and adoption;

WHEREAS, concurrently with the execution of this Agreement, in order to induce Parent and Sub to enter into this Agreement, John L. Stallworth is entering into a Stockholder Agreement (the “Stockholder Agreement”) in the form attached hereto as Exhibit “A”;

NOW, THEREFORE, in consideration of the premises, representations, warranties and agreements herein contained, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1                                   The Merger.  Upon the terms and subject to the conditions hereof, and in accordance with the ABCA and DGCL, Sub shall be merged with and into the Company at the Effective Time (as hereinafter defined).  As a result of the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and shall continue its corporate existence under, and succeed to and assume all the rights and obligations of Sub in accordance with the ABCA.

Section 1.2                                   Closing; Effective Time.  The closing of the transactions contemplated by this Agreement (the “Closing”) and all actions specified in this Agreement to occur at the Closing shall take place at the offices of Balch & Bingham LLP in Huntsville, Alabama, on the earlier of November 8, 2006 at 10:00 a.m., local time, or the second business day following the day on which the last of the conditions set forth in Article VI shall have been fulfilled or waived

(if permissible) (other than those conditions that by their nature are satisfied at Closing, but subject to the waiver of fulfillment of those conditions) or at such other time and place as Parent and the Company shall agree (the “Closing Date”).  As promptly as practicable after the Closing, the parties hereto shall cause the Merger to be consummated by filing (i) an Articles of Merger and Plan of Merger (in substantially the same forms as attached hereto as Exhibit “B” and Exhibit “C”, respectively) (the “Articles of Merger”), executed in accordance with the relevant provisions of the ABCA, with the Secretary of State of the State of Alabama, and (ii) a Certificate of Merger, executed in accordance with the relevant provisions of the DGCL, with the Secretary of State of the State of Delaware (the “Certificate of Merger”).

Section 1.3                                   Effects of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the ABCA, the DGCL, this Agreement, the Articles of Merger and the Certificate of Merger.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.4                                   Bylaws; Directors and Officers.

(a)                                  At the Effective Time, the Bylaws of the Sub, as in effect at the Effective Time, shall become, from and after the Effective Time, the Bylaws of the Surviving Corporation.

(b)                                 The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.  The persons whose names are set forth on Schedule 1.4(b) shall, effective upon the Effective Time, be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.5                                   Merger Consideration, Conversion of Securities.

(a)                                  The aggregate Merger consideration shall be Sixty Nine Million ($69,000,000) Dollars (the “Purchase Price”) plus the Adjustment Amount (collectively, the “Merger Consideration”). The amount of cash payable by the Parent at Closing to the Previous Equityholders as hereinafter provided shall be the Purchase Price less (i) the aggregate amount of fees and expenses owed by the Company to the Investment Bankers as a result of the Merger (the “Investment Banking Fees”), (ii) the Escrow Consideration, as defined in Section 5.8 hereof, (iii) the Holdback Consideration, as defined in Section 5.9 hereof and (iv) any Indebtedness of the Company at Closing, as set forth on Schedule 1.5 delivered in accordance with Section 6.3(j) (collectively, the “Initial Consideration”). Parent shall cause the Investment Banking Fees to be paid in full at the Closing. Parent shall deliver the Escrow Consideration to the Sellers’ Representative at the Closing and the Escrow Consideration shall be paid in accordance with the terms of Section 5.8 and the Escrow Agreement. The Holdback Consideration shall be paid in accordance with Section 5.9. The remaining amount of the Merger Consideration, if any, shall be paid in accordance with Section 5.10(g) hereof.

(b)                                 As of the Effective Time, by virtue of the Merger and without any action on the part of Sub, the Company or the holders of any securities of the Merging Corporations:

(i)                                     Each share of common stock, par value $0.001 per share, of Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(ii)                                  Each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) held in the treasury of the Company and any shares of Company Common Stock owned by Parent or by any direct or indirect wholly-owned Subsidiary of Parent or the Company (including any shares of Company Common Stock issued by the Company pursuant to a stock option) immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

(iii)                               Subject to Section 1.5(d) hereof, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 1.5(b)(ii) and other than Dissenting Shares, as hereinafter defined) (the “Company Shares”) shall be converted into (A) the right to receive the Common Stock Closing Consideration as set forth in Section 1.5(c) hereof, (B) the contingent, uncertificated right to receive a pro rata share of the Adjustment Amount, if any, (C) the contingent, uncertificated right to receive a pro rata share of the Escrow Consideration, in an amount and upon the terms and conditions prescribed by Section 5.8 hereof and the Escrow Agreement and (D) the contingent, uncertificated right to receive a pro rata share of the Holdback Consideration, in an amount and upon the terms and conditions prescribed by Section 5.9 hereof (collectively, the “Common Stock Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired, and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Common Stock Merger Consideration as prescribed herein.

(iv)                            Subject to Section 1.5(d) hereof, no less than ten (10) days prior to the Effective Time each Company Stock Option shall become fully vested and exercisable and at the Effective Time, by virtue of the Merger and without any further action on the part of the Sub, the Company or any holder of any Company Common Stock or any Company Stock Option, each Company Stock Option with a per share exercise price (with respect to each such option, the “Per Share Exercise Price”) of less than $60.00 (each, a “Cash Value Option”), that is outstanding and unexercised as of the Effective Time shall be cancelled and converted into (A) the right to receive with respect to each share of Common Stock subject to such option an amount of cash, without interest, equal to the Common Stock Closing Consideration minus the applicable Per Share Exercise Price (with respect to each Cash Value Option, the “Option Closing Consideration”), (B) the contingent, uncertificated right to receive a pro rata share of the Adjustment Amount, if any, (C) the contingent, uncertificated right to receive a pro rata share of the Escrow Consideration, in an amount and upon the terms and conditions prescribed by Section 5.8 hereof and the Escrow Agreement and (D) the contingent, uncertificated right to receive a pro rata share of the Holdback Consideration, in an amount and upon the terms and conditions prescribed by Section 5.9 hereof (collectively, the “Option Merger Consideration”).  Any and all Company Stock Options that are outstanding and unexercised as of the Effective Time with a Per Share Exercise Price equal to or exceeding $60.00 shall be immediately cancelled and forfeited as of the Effective Time without any liability on the part of the Surviving Corporation.

(v)                                 All Company Option Plans shall terminate as of the Effective Time and the provisions in any Company Option Plan or any other plan providing for the issuance, transfer or grant of any Company Common Stock or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall ensure that following the Effective Time no holder of a Company Stock Option or any participant in any Company Option Plan or any other plan shall have any right thereunder to acquire any Company Common Stock or any capital stock of the Surviving Corporation or any interest in respect of any Company Common Stock or any capital stock of the Surviving Corporation.

(c)                                  Upon the Effective Time, subject to the terms of this Agreement, the holders of Company Common Stock and Cash Value Options shall be entitled to receive the following:

(i)                                     with respect to Company Common Stock, the amount of cash equal to the product of the Common Stock Closing Consideration multiplied by the number of shares of Company Common Stock represented by such Certificate that have been converted into the right to receive the Common Stock Merger Consideration; and

(ii)                                  with respect to Cash Value Options, the amount of cash equal to the product of the applicable Option Closing Consideration multiplied by the number of Cash Value Options represented by such Certificate that have been converted into the right to receive the Option Merger Consideration.

(d)                                 Notwithstanding anything in this Agreement to the contrary, if required by the ABCA (but only to the extent required thereby) shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by a Stockholder (a “Dissenting Stockholder”) who properly exercises dissenters rights thereto in accordance with Article 13 of the ABCA (“Dissenting Shares”) shall not be converted as described in Section 1.5(b)(iii) and Section 1.5(b)(iv), but shall be converted into the right to receive payment of the appraised value of such shares in accordance with the provisions of Article 13 of the ABCA, until such holder fails to perfect or effectively withdraws or loses such holder’s right to appraisal and payment under the ABCA.  If, after the Effective Time, any Dissenting Stockholder fails to perfect or effectively withdraws or loses such right, the shares of such Dissenting Stockholder shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon.  The Company shall give Parent (i) prompt notice of any demands received by the Company for appraisal of shares, or any withdrawals of such demands, (which notice shall in no event be given later than two business days after any such demand) and (ii) the right to participate in and, in Parent’s sole and exclusive discretion, direct all negotiations and proceedings with respect to any such demands.  The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

Section 1.6                                   Exchange of Certificates.

(a)                                  Exchange Procedure.  Prior to the Effective Time, the Company shall mail or otherwise deliver to each holder of certificates or outstanding common stock options which shall, immediately prior to the Effective Time, represent shares of Company Common Stock and option agreements for Cash Value Options, respectively (collectively, the “Certificates”), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Parent), (ii) such other customary documents as may be reasonably required pursuant to such instructions and (iii) instructions for use in effecting the surrender of the Certificates and payment therefore.  The Company shall solicit such letters of transmittal, other documents and Certificates from the Stockholders or Optionholders, and surrender the same to Parent at the Closing.  Upon surrender to Parent of a Certificate (together with such letter of transmittal and other documents, properly completed and duly executed) at or following the Closing, the holder of such Certificate shall be entitled to such holders’ Common Stock Closing Consideration or Option Closing Consideration as set forth on Schedule 1.6(a) (such schedule to be delivered to Parent two (2) business days prior to the Effective Time), subject to any applicable withholding as required under the Code, or under any provisions of state, local or foreign tax law.

(b)                                 No Further Ownership Rights in Shares.  The payment of the Common Stock Closing Consideration and Option Closing Consideration, as the case may be, upon the surrender of Certificates representing the ownership of the Company Common Stock and Cash Value Options, as the case may be, in accordance with the terms of this Article I shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock and Cash Value Options theretofore represented by such Certificates, subject only to the contingent right to receive the Holdback Consideration and the Adjustment Amount, if any, in accordance with the terms and conditions of Sections 5.9 and 5.10.  At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

(c)                                  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, or an indemnity agreement reasonably acceptable to Parent, as indemnity against any claim that may be made against them with respect to such Certificate, Parent will pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holders thereof are entitled pursuant to Section 1.5.

Section 1.7                                   Excluded Assets.  Prior to the Effective Time, the Company shall transfer, sell or distribute the assets set forth in Section 1.7 of the Company Letter (the “Excluded Assets”).  Additionally, prior to the Effective Time, the Company shall distribute to the Stockholders any and all of the cash of the Company.

Section 1.8                                   Further Assurances.  If at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (i) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Merging Corporations, or (ii) otherwise to carry out the purposes of this Agreement, the Company or Surviving Corporation, as applicable, and their respective proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of (A) either of the Merging Corporations and (B) after approval of this Agreement by the Stockholders pursuant to the Stockholder Written Consent, each such Stockholder, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Merging Corporation or any such Stockholder, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Merging Corporation and otherwise to carry out the purposes of this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Sub that the statements contained in this Article II are current and complete, except as set forth in the Company Letter, which Company Letter shall specifically identify the section of this Agreement for which each exception is taken:

Section 2.1                                   Organization, Power and Standing.  The Company and its Subsidiaries are corporations duly organized, validly existing and in good standing under the laws of the State of Alabama and have the requisite corporate power and authority to carry on their business as now being conducted.   No receiver has been appointed of the whole or any part of the assets or undertakings of the Company or any of its Subsidiaries, no administrative order has been made (and no petition therefor has been presented) in relation to the Company or any Subsidiary, no proposal for a voluntary arrangement between the Company or any Subsidiary and any of their creditors has been made or is contemplated by the Company or a Subsidiary and no petition has been presented, no order has been made and no resolution has been passed for the dissolution or winding up of the Company or any Subsidiary.  Section 2.1 of the Company Letter sets forth all jurisdictions in which the Company and its Subsidiaries are qualified as a foreign business.  The Company, and each Subsidiary, is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on the Company or the Business.

Section 2.2                                   Capital Structure.

(a)                                  As of the date hereof, the authorized capital stock of the Company consists of 2,000,000 shares of common stock, with par value of $0.01 per share.

(b)                                 As of the date hereof,

(i)                                     851,668 shares of Common Stock are issued and outstanding, all of which were validly issued, fully paid and nonassessable and were not issued in violation of any preemptive or similar right;

(ii)                                  1,800 shares were held in the treasury of the Company; and

(iii)                               130,967 shares were reserved for issuance upon exercise of the Company Stock Options.

(c)                                  Section 2.2(c) of the Company Letter contains a correct and complete list as of the date of this Agreement of each outstanding Company Stock Option, including the Optionholder, the Optionholder’s address, date of grant, exercise price and number of shares of Company Common Stock subject thereto, and the extent to which the Company Stock Option is vested or exercisable.

(d)                                 Section 2.2(d) of the Company Letter sets forth a true and complete list, as of the date of this Agreement, of each Stockholder who holds Company Common Stock, together with their address and the number of shares of the Company Common Stock held by such Stockholder.

(e)                                  Except as set forth in Section 2.2(e) of the Company Letter and except for the Company Stock Options, there are no options, warrants, calls, rights or agreements to which the Company is a party or by which the Company is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company or obligating the Company to grant, extend or enter into any such option, warrant, call, right or agreement, and there are no outstanding contractual rights to which the Company is a party, the value of which is based on the value of the Company Common Stock.  Except as set forth in Section 2.2(e) of the Company Letter, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of Company Common Stock.

(f)                                    Section 2.2(f) of the Company Letter sets forth a complete list of all subsidiaries of the Company and all corporations, limited liability companies, partnerships or other entities in which the Company has an interest.  All of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company have been validly issued, are fully paid and nonassessable.  Section 2.2(f) of the Company Letter lists the legal and beneficial owner of record as to all outstanding shares or capital stock or other equity interests of each Subsidiary of the Company.

(g)                                 The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company on any matter.

Section 2.3                                   Authority.  On or prior to the date of this Agreement, the Board of Directors of the Company has approved this Agreement in accordance with the ABCA and the Stockholder Written Consent has been executed by the requisite Stockholders in order to approve this Agreement and the Merger.  The Company has all requisite corporate power and authority to enter into this Agreement to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action (including Board action) on the part of the Company, subject to (i) approval and adoption of this Agreement by the holders of the Company Common Stock as required by the ABCA, (ii) the filing of the Articles of Merger as required by the ABCA and (iii) the filing of the Certificate of Merger as required by the DGCL.  This Agreement has been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by Parent and Sub, and binding effect of this Agreement on Parent and Sub) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.

Section 2.4                                   Consents and Approvals; No Violation; Litigation.

(a)                                  Except with respect to the Section 8(a) Contracts, assuming that all consents, approvals, authorizations and other actions described in Section 2.4(b) have been obtained and all filings and obligations described in Section 2.4(b) have been made, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation or result in the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company under, any provision of (i) the Articles of Incorporation of the Company, as amended (the “Company Charter”) or the Bylaws of the Company, as amended (the “Company Bylaws”), (ii) any Company Agreement or any other note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Company or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its respective properties or assets, other than, in the case of clauses (ii) or (iii), any such violations, defaults, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not have a Material Adverse Effect on the Company, materially impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

(b)                                 No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, except for:

(i)                                     the filing of the Articles of Merger with the Secretary of State of the State of Alabama, the filing of the Certificate of Merger with the Secretary of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business;

(ii)                                  such filings and consents as may be required under applicable Federal and/or state law or regulation; and

(iii)                             such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on the Company, materially impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

(c)                                  Except as set forth in Section 2.4(c) of the Company Letter, there is no outstanding claim or other Preceding pending by or against, or to the Knowledge of Company threatened by or against the Company (including at law or in equity or before or by any Governmental Authority or arbitrator).  To the Knowledge of the Company, there is no basis for any such claim or other Preceding.  The Company is in compliance in all material respects with all Laws applicable to the Business as presently conducted by the Company.  No written notice has been received by the Company during the past three (3) years alleging any violation of Law by the Company.  The Company has all material Permits and Registrations necessary for the conduct and operation of the Business as currently conducted by the Company, and Section 2.4(c) of the Company Letter sets forth a list of such permits.  Except as set forth in Section 2.4(c) of the Company Letter, the permits listed in Section 2.4(c) of the Company Letter are valid and in full force and effect and will remain in full force and effect after the Closing and consummation of the transaction contemplated hereby.  The Company is in material compliance with the terms and conditions of all said permits.

Section 2.5                                   Company Charter and Bylaws.  The Company has heretofore furnished to Parent a complete and correct copy of the Company Charter and the Company Bylaws, each as amended to date.  The Company Charter and the Company Bylaws are in full force and effect.  The Company is not in violation of any provision of the Company Charter or the Company Bylaws that would have a Material Adverse Effect on the Company.

Section 2.6                                   Financial Statements.

(a)                                  Audited.  The Company has delivered to Parent copies of Company’s audited financial statements for the fiscal years ended December 31, 2003, 2004, and 2005, together with the notes thereto (the “Audited Financial Statements”).  The Audited Financial Statements were prepared in accordance with GAAP consistently applied throughout the period indicated, are correct and complete and fairly present the financial position and condition of the Company at the date thereof and the results of operations of the Company for the period covered thereby, and contain no material misstatements or omissions.

(b)                                 Unaudited.  The Company has delivered to Parent copies of Company’s unaudited financial statements for the six (6) month period ended June 30, 2006, (the “Unaudited Financial Statements”).  The Unaudited Financial Statements were prepared in accordance with GAAP on a basis consistent with the Audited Financial Statements and are correct and complete and fairly present the financial position and condition of the Company at the date thereof (subject to customary year end adjustments and not including footnotes necessary for presentation in accordance with GAAP) and contain no material misstatements or omissions (the Audited

Financial Statements and the Unaudited Financial Statements, together, the “Financial Statements”).

(c)                                  Liabilities.  Except as set forth in Section 2.6(c) of the Company Letter or as fully reflected or reserved against in the Financial Statements, the Company does not have outstanding any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent or otherwise, including liabilities for Taxes), other than liabilities (including liabilities for Taxes) incurred in the ordinary course of business that, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

(d)                                 Internal Controls. Except as set forth in Section 2.6(d) of the Company Letter, the Company maintains a system of internal accounting controls sufficient, based on and consistent with the size and ownership of the Business and the Company, to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 2.7                                   Accounts Receivable.  Except as set forth in Section 2.7 of the Company Letter, to the knowledge of the Company, all of the accounts and notes receivable of the Company set forth in the Financial Statements (net of the applicable reserves):

(i)                                     represent sales actually made or transactions actually effected in the ordinary course of business for goods or services delivered or rendered to unaffiliated customers in bona fide arm’s length transactions;

(ii)                                  constitute valid claims; and

(iii)                               are good and collectible at the aggregate recorded amounts thereof (net of such reserves) without right of recourse, defense, deduction, return of goods, counterclaim, or offset and have been or will be collected in the ordinary course of business and consistent with past experience.

Section 2.8                                   Tax Matters.  Except as set forth in Section 2.8 of the Company Letter, all foreign, federal, state, county and local taxes, including, without limitation, income, gross receipts, corporate franchise, stamp, transfer, sales, and use, license, severance, excise, employment (including unemployment compensation contributions), withholding, ad valorem, alternative or add-on minimum, estimated, or any other similar taxes, special charges or levies, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties (“Taxes”) due and payable by the Company on or before the date of the Financial Statements have been paid (whether disputed or not) or recognized as a liability in the Financial Statements, and the Company has filed all tax returns and reports required to be filed by the Company with all applicable taxing authorities (collectively, the “Tax Returns”), and such Tax Returns were accurate and complete.  The provisions for Taxes included in the Unaudited Financial Statements represent adequate provision for all accrued and unpaid Taxes of the Company, whether or not disputed, as of the date of the Unaudited Financial Statements.  To the knowledge of the Company, positions taken by the Company on such Tax Returns with respect to the liability of the Company for Taxes or used in making provisions for Taxes in the Financial Statements are proper and otherwise in accordance with a reasonable interpretation of the Code, the regulations thereunder and cases, rulings and administrative guidance related thereto as in effect at the time such positions were taken.  Except as set forth in Section 2.8 of the Company Letter, the Company has paid (or has recognized as a liability on its financial statements) all Taxes that could form a charge or encumbrance on the Company or its assets or that could become payable by Parent, Sub or the Company as a result of or in connection with any event relating to the Company occurring on or before the Closing, whether or not shown on any Tax Return.  The Company has no outstanding or unsatisfied deficiency assessments with respect to any Taxes, and there are no current audits or investigations by or disputes with any authority with respect to any Taxes that may affect the Company or form a lien or charge on any of its assets.  The Company has not received notice that an examination of or proceeding concerning any Tax Return of the Company is pending or threatened. The Company will not be required to include any item of income in or exclude an item of deduction from any period ending after the Closing Date resulting from a change in accounting method or period, a “closing agreement” (as described in section 7121 of the Code), intercompany transactions or an excess loss account, an installment sale or open transaction disposition prior to Closing Date, or a prepaid amount received on or prior to Closing Date. The Company has not waived any statute of limitations in respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. The Company has not and will not be subject to accumulated earnings Tax contained in sections 531 and 532 of the Code for periods ending on or before the Closing Date. The Company is not a party to any Tax allocation or sharing agreement. The Company has not been a member of an “affiliated group” (as defined in Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or has any Tax liability for any Person (other than the Company) under Reg. Sec. 1.1502-6, as a transferee or successor, by contract, or otherwise. All Company Stock Options (i) were granted in consideration for the performance of “services” (as such term is defined in Section 83 of the Code) and (ii) are not the subject of any election statement made under Section 83(b) of the Code as those terms are defined under Section 83 of the Code and the Treasury Regulations thereunder.

Section 2.9                                   Absence of Certain Changes or Events.  Except as set forth in Section 2.9 of the Company Letter, and as contemplated or expressed herein, since December 31, 2005:

(a)                                  the Company has not incurred any liability or obligation (indirect, direct or contingent), or entered into any oral or written agreement or other transaction, that is not in the ordinary course of business or that would result in a Material Adverse Effect on the Company,

(b)                                 the Company has not sustained any loss or interference with its business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has had, or would result in, a Material Adverse Effect on the Company,

(c)                                  there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its stock,

(d)                                 there has not been, (i) any change by the Company in its accounting methods, principles or practices, (ii) any revaluation by the Company of any asset (including, without limitation, any writing down of the value of inventory or writing off of notes or accounts receivable), other than in the ordinary course of business consistent with past practice, and (iii) any entry by the Company into any commitment or transaction material to the Company, except in the ordinary course of business and consistent with past practice,

(e)                                  there has not been (i) any adoption of a new Company Plan (as hereinafter defined), (ii) any amendment to a Company Plan, (iii) any granting by the Company to any executive officer or other key employee of the Company of any increase in compensation, except in the ordinary course of business consistent with prior practice, (iv) any granting by the Company to any such executive officer or other key employee of any increase in retention, severance, termination, or similar arrangements or agreements in effect as of the date of the most recent financial statements or (v) any entry by the Company into any employment, severance, retention, termination, similar arrangement or agreement with any such executive officer or other key employee except in the ordinary course of business consistent with prior practice,

(f)                                    there has not been any change in the amount or terms of the indebtedness of the Company other than in the ordinary course of business,

(g)                                 there has not been any granting of a security interest in or lien on any property or assets of the Company, and

(h)                                 there has been no event causing a Material Adverse Effect on the Company, nor any set of circumstances that would, individually or in the aggregate, result in a Material Adverse Effect on the Company.

Section 2.10                            Title to and Sufficiency of Assets.

(a)                                  (i) Except as set forth in Section 2.10 of the Company Letter, the Company owns, and as of the Effective Time the Company will own, good and marketable title to all of its assets constituting personal property to conduct the Business as presently conducted by the Company (excluding, for purposes of this sentence, assets held under leases), free and clear of any and all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, security interests or impositions (collectively, “Liens”).

(ii)  Such assets, together with all assets held by the Company under leases, include all tangible and intangible personal property, contracts and rights required or appropriate for the operation of the Business as presently conducted.

(b)                                 The Company owns, and as of the Effective Time the Company will own, no Real Estate.  All Real Estate used by the Company is leased by the Company pursuant to the Real Estate Leases and is adequate for the operation of the Business as presently conducted by the Company.  The leases to all Real Estate occupied by the Company are in full force and effect and no event has occurred with the passage of time, the giving of notice, or both, would constitute a default or event of default by the Company or, to the Knowledge of the Company, any other Person who is a party signatory thereto.

Section 2.11                            Permits and Compliance.

(a)                                  The Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, clearances (including appropriate security clearances), certificates, approvals and orders necessary for the Company to own, lease and operate its properties or to conduct the Business as it is now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not, individually or in the aggregate, have a Material Adverse Effect on the Company, and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the suspension or cancellation of any of the Company Permits would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

(b)                                 To the Company’s Knowledge, it is not in violation of: (i) any applicable law, ordinance, administrative, or governmental rule or regulation of any Governmental Entity, including any consumer protection, kickback, procurement integrity, contingent fee, gratuities to government officials, environmental, equal opportunity, customs, export control, foreign trade and foreign corrupt practices laws, securities laws, rules or regulations (including Cost Accounting Standards, the National Industrial Security Program Manual (including all rules and regulations relating to protection of classified information and retention of facility and personnel security clearances), the Federal Acquisition Regulations and any agency supplements thereto (e.g., FARS and NASA FAR regulations) and the Truth in Negotiation Act), or (ii) any order, decree or judgment of any Governmental Entity having jurisdiction over the Company, including any Company Permit.

(c)                                  The Company has obtained all material regulatory approvals and, to the Knowledge of the Company, the Company has obtained all necessary regulatory approvals, from any foreign regulatory agencies related to the products or services sold by the Company.

(d)                                 Except as set forth in Section 2.11 of the Company Letter, the properties, assets and operations of the Company are in material compliance with all applicable federal, state, local and foreign laws, rules and regulations, orders, decrees, judgments, permits and licenses relating to public and worker health and safety (collectively, “Worker Safety Laws”).  With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, to the Knowledge of the Company, there are no past, present or reasonably anticipated future events, conditions, circumstances, activities, practices, incidents, actions or plans of the Company that may interfere with or prevent compliance or continued compliance with applicable Worker Safety Laws except as set forth in Section 2.11 of the Company Letter.

Section 2.12                            Certain Business Practices.  None of the Company or, to the Knowledge of the Company, any directors, officers, agents or employees of the Company has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practice Act of 1977, as amended or (iii) made any other unlawful payment.

Section 2.13                            Actions and Proceedings.  Except as set forth in Section 2.13 of the Company Letter, to the Knowledge of the Company there is no outstanding order, judgment, injunction, award or decree of any Governmental Entity against or involving the Company, or against or involving any of the present or former directors, officers, employees, consultants, agents or stockholders of the Company, as such, any of its or their properties, assets or business or any Company Plan (as hereinafter defined) and which is related to the Business.  Except as set forth in Section 2.13 of the Company Letter, there is no action, suit or claim, labor dispute, or legal, administrative or arbitrative proceeding or investigation (including claims for workers’ compensation or investigations by a Governmental Entity), suspension or debarment (including under the False Claims Act) pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its present or former directors, officers, employees, consultants, agents or stockholders, as such, or any of its properties, assets or business or any Company Plan and which is related to the Business.

Section 2.14                            Employment Issues.

(a)                                  Section 2.14(a) of the Company Letter sets forth a list of those employees of the Company subject to written employment agreements (collectively, the “Employment Agreements”).

(b)                                 The Company is not a party to any collective bargaining agreement, labor contract or other agreement with a body representing any of its employees.  The Company is not now, and has not, engaged in any unfair labor practice with respect to any Persons employed by or otherwise performing services primarily for the Company (the “Company Business Personnel”), and, to the Knowledge of the Company, there is no unfair labor practice complaint or grievance against the Company by any Person pursuant to the National Labor Relations Act or any comparable state or foreign law pending or threatened in writing with respect to the Company Business Personnel and there have been no claims, inquiries, citations, penalties assessed or other proceedings in respect of the Company which relate to any provision of law relating to unfair labor practices.  There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of the Company, threatened against or affecting the Company which may interfere with the Business.

(c)                                  Except as set forth in Section 2.14(c) of the Company Letter, the Company is in material compliance with all applicable laws, rules and regulations which relate to wages and hours and is not liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing.

(d)                                 Except as set forth in Section 2.14(d) of the Company Letter, the Company is in material compliance with all applicable laws, rules and regulations which relate to discrimination in employment, including those relating to race, color, national origin, sex, religion, age, marital status, disability or any other legally protected status and there are no pending or, to the Knowledge of the Company, threatened discrimination charges or complaints against the Company relating to race, color, national origin, sex, religion, age, marital status, disability or any other legally protected status.

(e)                                  Except as set forth in Section 2.14(e) of the Company Letter, to the Knowledge of the Company, the Company is not now, and during the three (3) years prior hereto, has not been, charged with or threatened with a charge of violation, or under investigation with respect to a possible violation, of any provision of any law relating to equal employment opportunity and there have been no complaints, claims, inquiries, citations, penalties assessed or other proceedings in respect of the Company which relate to any provision of any law relating to equal employment opportunity and the Company is not liable for any back pay, forward pay, damages (including treble or punitive damages), or any other amounts in respect thereof.

(f)                                    Section 2.14(f) of the Company Letter contains a correct and complete list of the name, start date, and current annual salary of all Company Business Personnel.

Section 2.15                            Certain Agreements.  Except as to the Employment Agreements and for those agreements set forth in Section 2.15 of the Company Letter, the Company is not a party to any oral or written agreement or plan, including any severance agreement, retention agreement or other similar agreement or arrangement, or stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan (collectively, the “Compensation Agreements”), pension plan (as defined in Section 3(2) of the ERISA) or welfare plan (as defined in Section 3(1) of ERISA), which provides for the granting of any benefits or that any of the benefits of which will be increased, or (except as any acceleration of vesting of any Company Stock Options) the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

Section 2.16                            ERISA.

(a)                                  Each Company Plan is listed in Section 2.16(a) of the Company Letter.  With respect to each Company Plan, the Company has delivered to Parent a true and correct copy of (i) the three most recent annual reports (Form 5500) filed with the IRS, (ii) each such Company Plan that has been reduced to writing and all amendments thereto, (iii) each trust agreement, insurance contract or administration agreement relating to each such Company Plan, (iv) a written summary of each unwritten Company Plan, (v) the most recent summary plan description or other written explanation of each Company Plan provided to participants, (vi) the most recent determination letter and request therefor, if any, issued by the IRS with respect to any Company Plan intended to be qualified under section 401(a) of the Code, (vii) any request for a determination currently pending before the IRS and (viii) all correspondence with the IRS, the Department of Labor or Pension Benefit Guaranty Corporation relating to any outstanding controversy or audit.  Each Company Plan complies in all respects with ERISA, the Code and all other applicable statutes and governmental rules and regulations.  Neither the Company nor any ERISA Affiliate currently maintains, contributes to or has any liability under or, at any time during the past six years has maintained or contributed to, any pension plan which is subject to section 412 of the Code or section 302 of ERISA or Title IV of ERISA.  Neither the Company nor any ERISA Affiliate currently maintains, contributes to or has any liability under or, at any time during the past six years has maintained or contributed to, any Company Multiemployer Plan.

(b)                                 Except as listed in Section 2.16(b) of the Company Letter, with respect to the Company Plans, to the Knowledge of the Company, no event or set of circumstances has occurred and there exists no condition or set of circumstances in connection with which the Company or ERISA Affiliates or any Company Plan fiduciary could be subject to any liability under the terms of such Company Plans, ERISA, the Code or any other applicable law.  Except as set forth in Section 2.16(b) of the Company Letter, all Company Plans that are intended by their terms to be, or are otherwise treated by the Company as qualified under Section 401(a) of the Code have been determined by the IRS to be so qualified, or a timely application for such determination is now pending and the Company is not aware of any reason why any such Company Plan is not so qualified in operation.  Except as set forth in Section 2.16(b) of the Company Letter, neither the Company nor any ERISA Affiliate has any liability or obligation under any welfare plan or agreement to provide benefits after termination of employment to any employee or dependent other than as required by Section 4980B of the Code.

(c)                                  Except as set forth in Section 2.16(c) of the Company Letter, the Company is not a party to any agreement, contract or arrangement that could result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(d)                                 With respect to each Company Plan, all contributions and payments due on or prior to the Closing have been or will be timely made.

Section 2.17                            Intellectual Property.

(a)                                  The Company owns title to or possesses adequate licenses or other valid rights to use (including the right to sublicense to customers, suppliers or others as needed) all of the Intellectual Property that is necessary or appropriate for the Business as currently conducted by the Company (collectively, the “Company Intellectual Property).

(b)                                 Section 2.17(b) of the Company Letter sets forth all of the Proprietary Assets owned by the Company which have been registered with a Governmental Entity. The Company has taken adequate steps to prevent the unauthorized disclosure or use, of confidential information related to the Proprietary Assets of the Company.

(c)                                  Section 2.17(c) of the Company Letter lists each material license or other agreement with a third party pursuant to which the Company has the right to use the Intellectual Property of such party utilized in connection with any product of, or service provided by, the Company (the “Company Licenses”).

(d)                                 There are no pending or, to the Knowledge of the Company, threatened interferences, re-examinations, oppositions or cancellation proceedings involving any patents or patent rights, trademarks or trademark rights, or applications therefor, of the Company.  There are no pending or, to the Knowledge of the Company, threatened claims or litigation contesting the validity, ownership or right to use, sell, license or dispose of the Company Intellectual Property.

(e)                                  There is no breach or violation by the Company under, and to the Knowledge of the Company, no breach or violation by any other party to any Company License which, individually or in the aggregate, would have a Material Adverse Effect on the Company.

(f)                                    There has been no unauthorized disclosure or use by employees, consultants, officers, directors and agents of, and, to the Knowledge of the Company, there has otherwise been no unauthorized disclosure or use of, confidential information, trade secret rights, processes and formulas, research and development results and other know-how of the Company.

(g)                                 Except as set forth in Section 2.17(g) of the Company Letter, the Company has not licensed or otherwise permitted the use by any third party of any proprietary information or Company Intellectual Property on terms or in a manner which, individually or in the aggregate, would have a Material Adverse Effect on the Company.

(h)                                 The conduct of the Business as conducted in the past, as currently conducted, or, to the Knowledge of the Company, as contemplated in connection with the introduction of planned new products or services, did not, does not, and will not infringe upon or conflict with, in any way, any Intellectual Property rights of any third party.

(i)                                     Except as set forth in Section 2.17(i) of the Company Letter, to the Knowledge of the Company, there are no infringements of, or conflicts with, any Company Intellectual Property.

Section 2.18                            Environmental Matters.  The Company is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by the Company of all applicable Environmental Permits and other required authorizations from any Governmental Entity required under applicable Environmental Laws, and compliance with the terms and conditions thereof.  The Company has not received any notice or other communication (in writing or otherwise), whether from a Governmental Entity, citizens group, employee or otherwise, that alleges that the Company is not in compliance with the Environmental Law, and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s compliance with any applicable Environmental Law in the future.  To the Knowledge of the Company, (i) all real property that is leased by the Company and all surface water, groundwater and soil associated with or adjacent to such property is free of any material environmental contamination of any nature, (ii) none of the real property leased by the Company contains any underground storage tanks, asbestos, equipment using PCBs or underground injection wells, and (iii) none of the real properties leased by the Company contains any septic tanks in which process wastewater or any Hazardous Substance have been disposed.   Except as set forth in Section 2.18 of the Company Letter, there are no environmental assessments or audit reports or other similar studies or analyses in the possession of or available to the Company relating to any real property currently or formerly owned, leased or occupied by the Company.

Section 2.19                            Suppliers, Customers, Distributors and Significant Employees.  Except as set forth in Section 2.19 of the Company Letter, the Company has not received any notice or has any reason to believe that (a) any significant supplier, including any sole source supplier, will not sell products, supplies, merchandise and/or other goods to the Company at any time after the Effective Time on terms and conditions substantially similar to those used in its current sales to the Company, subject only to general and customary price increases; (b) any significant customer of the Company intends to terminate or limit or alter its business relationship with the Company; or (c) any employee of the Company intends to terminate or has terminated such employee’s employment with the Company.

Section 2.20                            Contracts.

(a)                                  Section 2.20(a) of the Company Letter contains a list of all active leases and subleases of Real Estate by the Company (collectively, the “Real Estate Leases”).  Section 2.20(a) of the Company Letter also contains a list of all leases or subleases of personal property which are material to the operation of the Business as currently conducted by the Company (collectively, the “Personal Property Leases”; the Real Estate Leases and the Personal Property Leases are hereinafter collectively referred to as the “Leases”).

(b)                                 Section 2.20(b) of the Company Letter contains a list of all active contracts to which the Company and any Governmental Entity is a party, and any active contracts pursuant to which the Company acts as a vendor or a subcontractor for a party having a contract with a Governmental Entity (collectively, the “Government Contracts”).  Section 2.20(b) of the Company Letter sets forth which of the Government Contracts are Section 8(a) Contracts.

(c)                                  Section 2.20(c) of the Company Letter contains a list of all active teaming agreements and vendor and supply agreements which are material to the operation of the Business as currently conducted by the Company (collectively, the “Additional Contracts”) (the Leases, Governmental Contracts and the Additional Contracts are collectively referred to herein as the “Material Contracts”).

(d)                                 Except as set forth in Section 2.20(d) of the Company Letter, neither the Company nor, to the Knowledge of the Company, any other party to any Material Contract is currently in material violation, breach or default under any such contract or, with or without notice or lapse of time or both, would be in violation or breach of or default under any such contract.

(e)                                  Except as set forth in Section 2.20(e) of the Company Letter, to the Knowledge of the Company, with respect to the Government Contracts:

(i)                                     no Government Contract was entered into with the anticipation that such contract would result in a loss upon completion or performance thereof, nor has anything come to the attention of the Company which would reasonably lead them to believe that there are any such Government Contracts currently expected to result in any loss;

(ii)                                  the Company has made, in a timely and proper fashion, any and all material claims to which it may be entitled and all appeals necessary to preserve its rights in connection with all Government Contracts;

(iii)                               there are no open inquiries, investigations, disputes or controversies with respect to any Government Contracts; and

(iv)                              the Company has not engaged in any collusive bidding, defective pricing, conflicts of interest, or undisclosed product substitution or improper time or expense charging or payment of gratuities with respect to any Government Contract, and all statements, claims and certifications made in connection with any Government Contract were true, accurate and complete in all material respects when made.

(f)                                    Except as to any of the Material Contracts, the Company is not a party to or bound by:

(i)                                     any contract for the purchase, sale or lease of real property;

(ii)                                  any agreement which provides for, or relates to, the incurrence by the Company of debt for borrowed money (including, without limitation, any interest rate or foreign currency swap, cap, collar, hedge or insurance agreements, or options or forwards on such agreements, or other similar agreements for the purpose of managing the interest rate and/or foreign exchange risk associated with its financing);

(iii)                               any non-competition agreement, exclusive territory, exclusive product, no-hire or non-solicitation agreement or similar agreement that limits or restricts the Company from carrying on any business;

(iv)                              any contract or agreement which provides for a most favored pricing provision or any similar provision for any customer of the Company; and

(v)                                 any non-disclosure or similar agreement restricting the Company’s ability to disclose any information or data.

(g)                                 Except as set forth in Section 2.20(g) of the Company Letter, there are no contracts or agreements of the Company having terms or conditions which would have a Material Adverse Effect on the Company or that materially impair the ability of the Company to conduct the Business as currently conducted or would reasonably be expected to materially impair the Surviving Corporation’s ability to conduct the Business after the Effective Time

(h)                                 Except as set forth in Section 2.20(h) of the Company Letter, each Material Contract constitutes a valid, binding and enforceable obligation of the Company and, to the Knowledge of the Company, the other parties thereto, enforceable against the parties in accordance with its respective terms, subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws related to creditor’s rights and remedies generally, and is in full force and effect and will continue in full force and effect after the Effective Time, in each case, without breaching the terms thereof or resulting in the forfeiture, termination or impairment of any rights thereunder and without the consent, approval or act of, or the making of any filing with, any other party.  The Company is not in, or is not alleged to be in, breach or default thereunder, nor is there or is there alleged to be any basis for termination thereof, and, to the Knowledge of the Company, no other party to any such Material Contract has breached or defaulted thereunder or has acted or failed to act in any manner that is reasonably likely to result in criminal charges or claims for material damages being brought against the Company, and no event or set of circumstances has occurred and no condition or state of facts or set of circumstances exists which, with the passage of time or the giving of notice or both, would constitute such a default or breach by the Company or by any such other party.

Section 2.21                            Insurance.

(a)                                  The Company maintains insurance policies with financially sound insurance companies or self-insurance programs of such types (including, but not limited to, products liability, workmen’s compensation and general liability) and such amounts as are adequate for the Business and operations of the Company as currently conducted (and as conducted heretofore).

(b)                                 Section 2.21 of the Company Letter contains (i) an accurate and complete list of all such policies and programs of insurance providing coverage for the Company, including the name of the insurer, type of insurance or coverage, policy number, and the amount of coverage and any retention or deductible of the Company, and (ii) a schedule setting forth the aggregate claims and all individual claims in excess of $10,000.00 made under each such policy or program (or any predecessor policy or program) during the last three (3) years.

(c)                                  No notice of cancellation, termination or reduction in coverage has been received by the Company with respect to any policy listed in Section 2.21 of the Company Letter.  The Company has not been refused any insurance with respect to its assets or operations, nor has its coverage been limited, by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last three (3) years.

Section 2.22                            Transactions with Affiliates.

(a)                                  Except as set forth in Section 2.22(a) of the Company Letter, since December 31, 2005, the Company has not, in the ordinary course of business or otherwise, (i) purchased, leased or otherwise acquired any material property or assets or obtained any material services from, (ii) sold, leased or otherwise disposed of any material property or assets or provided any material services to (except with respect to remuneration for services rendered in the ordinary course of business as director, officer or employee of the Company), (iii) entered into or modified in any manner any contract with, or (iv) borrowed any money from, or made or forgiven any loan or other advance (other than expenses or similar advances made in the ordinary course of business) to, any Affiliated Person.

(b)                                 Except as set forth in Section 2.22(b) of the Company Letter, (i) the contracts of the Company do not include any material obligation or commitment between the Company and any Affiliated Person, (ii) the assets of the Company do not include any receivable or other obligation or commitment from an Affiliated Person to the Company and (iii) the liabilities of the Company do not include any payable or other obligation or commitment from the Company to any Affiliated Person.

(c)                                  To the Knowledge of the Company and except as set forth in Section 2.22(c) of the Company Letter, no Affiliated Person of the Company is a party to any contract with any customer or supplier of the Company that affects in any material manner the Business, financial condition or results of operation of the Company.

(d)                                 Section 2.22(d) of the Company Letter sets forth (i) for each officer, director or employee who is a party to, or will receive benefits under, any Compensation Agreement as a result of the transactions contemplated herein, the total amount that each such Person may receive, or is eligible to receive (excluding any Merger Consideration), assuming that the transactions contemplated by this Agreement are consummated on the date hereof, and (ii) the total amount of indebtedness owed to the Company from each officer, director or employee of the Company.

Section 2.23                            Brokers.  Except for Wachovia Capital Markets, LLC (the “Investment Bankers”), the fees or commissions of which will be paid by the Company, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

Section 2.24                            Government Furnished Equipment.  Section 2.24 of the Company Letter incorporates the most recent schedule delivered to any governmental entity which identifies by description or by inventory number equipment and fixtures loan, bailed or otherwise furnished to or held by the Company by or on behalf of the United States or any foreign country (“GFE”).  Such schedule was accurate and complete on its date and, if dated on the Closing Date, would contain only those additions and omit only those deletions of equipment and fixtures that have occurred in the ordinary course of business consistent with past practices.  GFE is being properly maintained and used and segregated from other Company equipment and reported to the Governmental Entities for which the Company holds such GFE.

Section 2.25                            Government Contracting.

(a)                                  Except as set forth in Section 2.25(a) of the Company Letter, there are (i) no outstanding claims against the Company, either by any Governmental Entity or any prime contractor, subcontractor, vendor or other third party arising under or relating to any Government Contract, and (ii) no disputes between the Company and any Governmental Entity under the Contract Disputes Act or any other Federal statute or between the Company and any prime contractor, subcontractor or vendor arising under or relating to any such Government Contract.  Except as set forth in Section 2.25(a) of the Company Letter, to the Knowledge of the Company there are no facts that could reasonably be expected to result in a claim or dispute under clause (i) or (ii) of the immediately preceding sentence.

(b)                                 The Company has submitted all required provisional bid labor and indirect rates through fiscal year 2006, and final indirect rates to the cognizant U.S. Government administrative contracting officer through fiscal year 2005.  All such submissions are consistent with all government regulations cost accounting rules and regulations, including but not limited to the Federal Acquisition Regulations.  No unallowable costs were contained therein.

(c)                                  Except as set forth in Section 2.25(c) of the Company Letter, neither the Company nor, to the Knowledge of the Company, any of its present employees, consultants or agents is (or during the last five (5) years has been) suspended or debarred from doing business with any Governmental Entity or is (or during such period was) the subject of a finding of non-responsibility or ineligibility for any Governmental Entity.

(d)                                 Except as set forth in Section 2.25(d) of the Company Letter, to the Knowledge of the Company, no statement, representation or warranty made by Company in any Government Contract, any government bid or any exhibit thereto or in any certificate, statement, list, schedule or other document submitted or furnished to any Governmental Entity in connection with any Government Contract or government bid (i) contained on the date so furnished or submitted any untrue statement of material fact, or failed to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading, or (ii) contains any untrue statement of a material fact, or fails to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading, except where, in the case of both clauses (i) and (ii), any untrue statement or failure to state a fact would not have a Material Adverse Effect on the Company.

(e)                                  The Company, in conducting the Business as it relates to government contracts, is in material compliance with all government accounting principals and governing regulations.  No unidentified unallowable costs exist on the books and records of the Company.

(f)                                    The Company has submitted all required labor rate proposals, as well as all final indirect rate submissions, to the cognizant Defense Contract Management Agency (DCMA) Administrative Contracting Officer for prior years in accordance with applicable Federal Acquisition Regulations and there are no outstanding or unresolved matters with respect thereto.

(g)                                 Except as set forth on Section 2.25(g) of the Company Letter:  (i) none of the Company’s employees, consultants or agents is (or during the last five (5) years has been) under administrative, civil or criminal investigation, indictment or request for information by any Governmental Authority relating to the performance of his or her duties to the Company; (ii) there is not pending any audit or investigation of the Company, its officers, employees or representatives nor within the last five (5) years has there been any audit or investigation of the Company, officers, employees or representatives resulting in a material adverse finding with respect to any alleged irregularity, misstatement or omission arising under or relating to any government contract; and (iii) during the last five (5) years, the Company has not made any voluntary disclosure to any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to a government contract.  Except as set forth in Section 2.25(g) of the Company Letter, the Company has not had any irregularities, misstatements or omissions arising under or relating to any government contract that has led or is expected to lead, either before or after the Effective Time, to any of the consequences set forth in clause (i) or (ii) of the immediately preceding sentence or any other material damage, penalty assessment, recoupment of payment or disallowance of cost.

Section 2.26                            GOE Contract.  The contract to provide a solar cell production capability of the Government of Egypt (contract ID CAIRO/F/OV/MRC/2003/61, MRC Project ID 00074) (the “GOE Contract”) shall not result in a GOE Contract Loss to the Company or any of its Subsidiaries. For purposes of this Agreement, a “GOE Contract Loss” shall mean the amount by which, if any, all direct and indirect costs (which indirect costs shall be allocated to the GOE Contract in a manner consistent with the Company’s past practice of allocating indirect costs to its similar contracts prior to the Effective Date) exceed revenue calculated in accordance with GAAP and Cost Accounting Standards.

Section 2.27                            Representations and Warranties.  Each of the representations and warranties contained in this Article II will be true and correct as of the Closing Date, except for (i) changes therein specifically permitted by this Agreement or resulting from any transaction expressly consented to in writing by Parent, (ii) any transaction permitted by Section 4.1 of this Agreement, and (iii) for those representations and warranties which address matters only as of a particular date, in which case, those shall be true and correct as of such date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT, SUB AND WFI

Parent, Sub and WFI represent and warrant to the Company as follows:

Section 3.1                                   Organization, Standing and Power.  WFI is a corporation duly organized, validly existing and in good standing under the laws of its place of organization and has the requisite company power and authority to carry on its business as now being conducted.  Parent is a corporation duly organized, validly existing and in good standing under the laws of its place of organization and has the requisite company power and authority to carry on its business as now being conducted.  Sub is a corporation duly organized, validly existing and in good standing under the laws of its place of incorporation and has the requisite corporate power and authority to carry on its business as now being conducted.

Section 3.2                                   Authority.  On or prior to the date of this Agreement, the respective Boards of Directors of WFI, Parent and Sub have declared the Merger advisable and has approved this Agreement.  Each of WFI, Parent and Sub has all requisite company power and authority to enter into this Agreement, and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by WFI, Parent and Sub, the execution, and the consummation by WFI, Parent and Sub of the transactions contemplated hereby have been duly authorized by all necessary company action on the part of WFI, Parent and Sub, subject to the filing of the appropriate Articles of Merger as required by the ABCA and the Certificate of Merger as required by the DGCL.  This Agreement has been duly executed and delivered by WFI, Parent and Sub, and (assuming the valid authorization, execution and delivery of this Agreement by the Company, and the validity and binding effect hereof on the Company) this Agreement constitutes the valid and binding obligation of WFI, Parent and Sub enforceable against each of them in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.

Section 3.3                                   Consents and Approvals; No Violation.

(a)                                  Assuming that all consents, approvals, authorizations and other actions described in clauses (i) through (iii) of the last sentence of this Section 3.3(b) have been obtained or been taken, as applicable, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, any provision of (i) the Certificate of Incorporation or Bylaws of WFI, each as amended to date, (ii) the Certificate of Incorporation or Bylaws of Parent, each as amended to date, (iii) the Certificate of Incorporation and Bylaws of the Sub, each as amended to date, (iv) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to WFI, Parent or Sub other than, in the case of clauses (ii) or (iii) of the last sentence of Section 3.3(b), any such violations or defaults that, individually or in the aggregate, would not have a Material Adverse Effect on WFI, Parent or Sub, materially impair the ability of WFI, Parent or Sub to perform their respective obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

(b)                                 No filing or registration with, or authorization, consent or approval of, any domestic (federal, state and local), foreign or supranational court, board, department, commission, governmental body, regulatory agency, authority or tribunal (a “Governmental Entity”) is required by or with respect to WFI, Parent or Sub in connection with the execution and delivery of this Agreement by WFI, Parent or Sub, or is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, except for:

(i)                                     the filing of the Articles of Merger with the Secretary of State of the State of Alabama, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business,

(ii)                                  such filings and consents as may be required under applicable Federal and/or state law or regulation; and

(iii)                               such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on WFI, Parent or Sub, materially impair the ability of WFI, Parent or Sub to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

Section 3.4                                   Brokers.  Any broker, investment banker or other Person that is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of WFI, Parent or Sub shall be paid by Parent.

Section 3.5                                   Articles of Incorporation and Bylaws of Sub.  The Sub has heretofore furnished to Company a complete and correct copy of Sub’s Articles of Incorporation and Bylaws, each as amended to date.  Sub’s Articles of Incorporation and Bylaws are in full force and effect.  Sub is not in violation of any provision of its Articles of Incorporation or Bylaws.

Section 3.6                                   Representations and Warranties.  Each of the representations and warranties contained in this Article III will be true and correct as of the Closing Date, except for (A) changes therein specifically permitted by this Agreement or resulting from any transaction expressly consented to in writing by the Company and (B) those representations and warranties which address matters only as of a particular date, in which case, those shall be true and correct as of such date.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1                                   Conduct of Business by the Company Pending the Merger.  Except as expressly permitted herein or as set forth in Section 4.1 of the Company Letter, from the Execution Date through the Effective Time, the Company shall, and cause its Subsidiaries to, carry on the Business in the ordinary course of its business as currently conducted and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time.  Without limiting the foregoing, and except as otherwise expressly contemplated by this Agreement or as set forth in Section 4.1 of the Company Letter (with specific reference to the applicable subsection below), the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent:

(a)                                  (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(b)                                 issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible for or exchangeable into, or any rights, warrants or options to acquire any such shares, voting securities, equity equivalent or convertible securities, other than the issuance of shares of Company Common Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement in accordance with their terms as of the date hereof;

(c)                                  create any subsidiary or amend the Company Charter or Company Bylaws or amend or terminate any Employment Agreement;

(d)                                 acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than in the ordinary course of business consistent with past practice;

(e)                                  sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets, other than sales of inventory that are in the ordinary course of business consistent with past practice;

(f)                                    (i) incur any indebtedness for borrowed money or make any loans, advances or capital contributions to, or other investments in, any other Person, other than in the ordinary course of business consistent with past practices or (ii) post any bond or enter into any letter of credit or other similar arrangement;

(g)                                 provide any guarantee, including any performance guarantee or any guarantee of indebtedness for borrowed money;

(h)                                 alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of the Company;

(i)                                 enter into or adopt any, amend or terminate any existing, severance plan, agreement or arrangement or enter into or amend any Company Plan or employment, retention or consulting agreement or other similar agreement or arrangement;

(j)                                     increase the compensation payable or to become payable to its directors, officers or employees (except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees of the Company who are not officers of the Company) or grant any severance or termination pay to, any director or officer of the Company, or establish, adopt, enter into, or, except as may be required to comply with applicable law, amend in any material respect or take action to enhance in any material respect or accelerate any rights or benefits under, any labor, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance, retention or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

(k)                                  knowingly violate or knowingly fail to perform any obligation or duty imposed upon it by any applicable federal, state, local or foreign law, rule, regulation, guideline or ordinance, or under any order, settlement agreement or judgment;

(l)                                     make any change to accounting policies or procedures (other than actions required to be taken by generally accepted accounting principles);

(m)                               prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (it being understood and agreed that Parent shall be permitted to review and comment upon any Tax Return for a period of at least ten business days prior to its filing);

(n)                                 make or rescind any express or deemed tax election related to Taxes or change any of its methods of reporting income or deductions for Tax purposes;

(o)                                 commence any litigation or proceeding with respect to any material Tax liability or settle or compromise any material Tax liability or commence any other litigation or proceedings or settle or compromise any other material claims or litigation;

(p)                                 enter into, amend or terminate any agreement or contract with any customer, supplier, sales representative, agent or distributor other than in the ordinary course of business; or purchase any real property; or make or agree to make any new capital expenditure or expenditures except in the ordinary course of business consistent with past practice;

(q)                                 except in the ordinary course of business consistent with past practice, enter into or amend any agreement or contract with any other Person pursuant to which the Company is the licensor or licensee of any Intellectual Property;

(r)                                    pay, discharge or satisfy any claims, liabilities or obligations (whether or not absolute, accrued, asserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities adequately reflected or reserved against in, the most recent financial statements (or the notes thereto) of the Company or incurred in the ordinary course of business consistent with past practice that would not otherwise have a Material Adverse Effect on the Company; or

(s)                                  authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Section 4.2                                   No Solicitation.  The parties hereby agree that the Company shall not, nor shall it authorize or permit any officer, director, employee, investment banker, financial advisor, attorney or other advisor or representative of the Company to, directly or indirectly (i) solicit, initiate, or encourage the submission of, any Purchase Proposal, (ii) enter into any agreement with respect to or approve or recommend any Purchase Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to the Company in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Purchase Proposal.

ARTICLE V
ADDITIONAL AGREEMENTS

Section 5.1                                   Stockholder Written Consent.  An action by unanimous written consent of the Stockholders approving and adopting this Agreement and the Merger (the “Stockholder Written Consent”) shall be obtained by the Company as of the date of this Agreement.

Section 5.2                                   Access to Information.  Subject to currently existing contractual and legal restrictions applicable to the Company (all of which are disclosed in Section 2.20(a), (b), (c), (d), (e), (g) and (h) of the Company Letter), the Company shall afford to the accountants, counsel, financial and other advisors, affiliates and other representatives of Parent (collectively, “Parent Representatives”) reasonable access to, and permit them to make such inspections as they may reasonably require of, during the period from the Execution Date through the Effective Time, all of its properties, books, contracts, commitments and records (including engineering records and Tax Returns and the work papers of independent accountants, if available and subject to the consent of such independent accountants) and, during such period, the Company shall (i) furnish promptly to Parent all information concerning its business, properties and personnel as Parent may reasonably request and (ii) promptly make available to Parent all personnel of the Company knowledgeable about matters relevant to such inspections.  The Company shall cooperate with Parent and all Parent Representatives in connection with, and in furtherance of, all of the foregoing for any reasonable purpose of Parent.  All information obtained by WFI, Parent, or Sub pursuant to this Section 5.2 shall be kept confidential in accordance with the letter dated May 18, 2006 from WFI to the Investment Bankers relating to the confidentiality of information from the Company (the “Confidentiality Agreement”).

Section 5.3                                   Indemnification of Directors and Officers.  From and after the Effective Time, Parent shall indemnify and hold harmless all past and present officers and directors of the Company to the same extent and in the same manner such Persons are indemnified as of the date of this Agreement by the Company pursuant to the ABCA, the Company Charter, Company Bylaws for acts or omissions occurring at or prior to the Effective Time. The Company shall have in effect prior to the Closing a directors’ and officers’ liability insurance policy covering the present and former directors and officers of Company (the “Company Indemnified Parties”) for the period beginning on the Closing and ending upon the final disposition of any Indemnified Liabilities asserted or made prior to the sixth anniversary of the Closing (the “Tail Policy”).  The Tail Policy shall have coverage limits equivalent to the existing director’s and officer’s liability insurance policy held by Company and shall indemnify, defend and hold harmless the Company Indemnified Parties against all losses, costs, damages, liabilities and expenses arising from claims, demands, actions, causes of action, including reasonable attorneys’ fees and expenses, that are paid in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of or pertaining to the fact that such person was a director or officer of Company whether pertaining to any matter existing at or prior to the Closing and whether asserted or claimed prior to, at or after the Closing (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement, in each case to the fullest extent permitted under Company’s charter documents in effect immediately prior to the Closing and under Alabama Law as the same exists or may hereafter be amended to indemnify its own directors or officers, as the case may be.

Section 5.4                                   Notification of Certain Matters.  Parent shall use its reasonable best efforts to give prompt notice to the Company, and the Company shall use its reasonable best efforts to give prompt notice to Parent, of:  (a) the occurrence, or non-occurrence, of any event or circumstance, the occurrence, or non-occurrence, of which it is aware and which would be reasonably likely to cause (i) any representation or warranty contained in this Agreement and made by it to be untrue or inaccurate in any material respect or (ii) any covenant, condition or agreement contained in this Agreement and made by it not to be complied with or satisfied in all material respects, and (b) any failure of Parent, Sub, or the Company, as the case may be, to comply in a timely manner with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. In addition to, and not in lieu of, the foregoing, the Company shall use its reasonable best efforts to give prompt notice to Parent of any change, circumstance or event which would be reasonably likely to have a Material Adverse Effect on the Company.  Notwithstanding the foregoing, the delivery of any notice pursuant to this Section 5.4 shall not limit or otherwise affect in any way the remedies available hereunder to the party receiving such notice.

Section 5.5                                   Fees and Expenses.  Except as otherwise set forth herein, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses.

Section 5.6                                   Reasonable Best Efforts.

(a)                                  Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including:  (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from all Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties; provided, however, that, with respect to Sections 5.6(a)(i) and 5.6(a)(ii), except for all filing fees related to obtaining any necessary approvals for the Merger under the HSR Act which fees shall be paid by Parent. Parent shall not have any obligation to offer or pay any consideration in order to obtain any such consents, approvals or waivers; and provided further, that, with respect to Sections 5.6(a)(i) and 5.6(a)(ii), the Company shall not offer or pay any consideration, or make any agreement or understanding affecting the Business or the assets, properties or liabilities of the Company, in order to obtain any such consents, approvals or waivers, except with the prior written consent of Parent, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement, any Employment Agreement, or the consummation of the transactions contemplated hereby, including seeking to have any stay, temporary restraining order or preliminary injunction entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.  No party to this Agreement shall consent to any voluntary delay of the consummation of the Merger at the behest of any Governmental Entity without the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld.

(b)                                 Each party shall use all reasonable best efforts to not take any action, or enter into any transaction, which would cause any of its representations or warranties contained in this Agreement to be untrue or result in a breach of any covenant made by it in this Agreement.

(c)                                  Notwithstanding anything to the contrary contained in this Agreement (including Section 5.6(a) hereof), in connection with any filing or submission required or action to be taken by either Parent or the Company or any Governmental Entity to effect the Merger and to consummate the other transactions contemplated hereby, the Company shall not, without Parent’s prior written consent, commit to any divestiture transaction, and neither Parent nor any of its affiliates shall be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, the Company or any of the businesses, product lines or assets of Parent or any of its Subsidiaries; or take any action that otherwise would have a Material Adverse Effect on Parent or the Company.

Section 5.7                                   Public Announcements.  Prior to the Closing, Parent and the Company will not issue any press release with respect to the transactions contemplated by this Agreement or otherwise issue any written public statements with respect to such transactions without the prior written consent of the other party, except as may be required by applicable law or regulation, in which case the party making such disclosure will first provide to the other party the text of the proposed disclosure, the reasons such disclosure is required and the time and manner in which the disclosure is intended to be made.

Section 5.8                                   Sellers’ Representation; Escrow Agreement.

(a)                                  The Board of Directors and Stockholders of the Company shall appoint John L. Stallworth (the “Sellers’ Representative”) as the agent and attorney-in-fact for and on behalf of each holder of Cash Value Options and each Stockholder immediately prior to the Effective Time (other than of Dissenting Stockholders; provided, that any Dissenting Stockholder that fails to perfect or effectively withdraws or loses such right to appraisal shall thereafter be considered a Previous Equityholder) (collectively, the “Previous Equityholders”) to:

(i)                                     give and receive notices and communications, organize or assume the defense of claims, agree to, negotiate, or enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to any claim; and

(ii)                                  take all other actions specified in this Agreement to be taken by the Sellers’ Representative and to take all actions necessary or appropriate in the judgment of the Sellers’ Representative for the accomplishment of the foregoing.

By accepting any consideration under this Agreement, each Previous Equityholder shall be deemed to irrevocably appoint and authorize the Sellers’ Representative to act as their agent hereunder with such powers as are delegated hereunder to the Sellers’ Representative and to take such other actions necessary or appropriate in the judgment of the Sellers’ Representative for the accomplishment of the foregoing.  The Sellers’ Representative shall act in the best interest of the Previous Equityholders as the Sellers’ Representative shall determine.  No bond shall be required of the Sellers’ Representative and the Sellers’ Representative shall receive no compensation for services rendered from any of the Company, the Surviving Corporation, Sub or Parent, it being understood that any expenses of Sellers’ Representative shall be reimbursed by the Previous Equityholders on a pro-rata basis.  Notices or communications to or from the Sellers’ Representative shall constitute notice to or from any applicable Previous Equityholder.  Any decision, act, consent or instruction of the Sellers’ Representative shall constitute a decision of all Previous Equityholders and shall be final, binding and conclusive upon each of the Previous Equityholders and Parent may rely upon any written decision, act, consent or instruction of the Sellers’ Representatives.  Parent is hereby relieved from any liability to any Person for any acts done by it in accordance with such written decision, act, consent or instruction of the Sellers’ Representative.  In the event that the Sellers’ Representative dies, is disabled or otherwise becomes unable to serve in such capacity pursuant to this Agreement, the Previous Equityholders shall elect a Previous Equityholder to serve as the Seller’s Representative by majority vote of the Previous Equityholders.  Each Previous Equityholder shall have one (1) vote for each Company Share and each Cash Value Option owned immediately prior to the Effective Date.

(b)                                 At the Closing, the Parent shall deposit Seventy-Five Thousand Dollars ($75,000) of the Purchase Price (the “Escrow Consideration”) into an interest-bearing account (the “Escrow Account”) with the Sellers’ Representative.  The Escrow Consideration shall be subject to the terms of the Escrow Agreement in the form attached hereto as Exhibit “D” (the “Escrow Agreement”) and this Agreement, and, except as agreed upon by the Previous Equityholders voting in accordance with the last sentence of Section 5.8(a) above, shall remain in the Escrow Account up to the later of the Third Release Date or the date that any dispute (if any) between the Sellers’ Representative and Parent as to the Holdback Consideration has been resolved (“Escrow Release Date”), subject to the terms of the Escrow Agreement. Payment of the Escrow Consideration on the Escrow Release Date shall be administered by the Sellers’ Representative in accordance with the terms of the Escrow Agreement; provided, however, that Parent shall pay to the applicable Previous Equityholders the amounts received, if any, from the Escrow Agent on behalf of such Previous Equityholders in accordance with and subject to the terms of the Escrow Agreement.

Section 5.9                                   Holdback Consideration.

 (a)                               At the Closing, the Parent shall withhold Six Million Nine Hundred Thousand Dollars ($6,900,000) of the Purchase Price (the “Holdback Consideration”) in order to (i) fund any reduction in the Merger Consideration resulting from a negative Adjustment Amount, if applicable, and (ii) serve as security for any Indemnity Payment.

(b)                                 Parent shall pay the Holdback Consideration in accordance with the following:

(i)                                     On the next business day after the 6-month anniversary of the Effective Time (the “First Release Date”), subject to the terms of this Agreement, Parent shall pay each Previous Equityholder that has surrendered Certificates for cancellation and has received therefor the Common Stock Closing Consideration or Option Closing Consideration, as the case may be, in accordance with the terms of this Agreement, his or her pro-rata portion of an amount equal to fifty percent (50%) of the sum of the Holdback Consideration less (a) any Indemnity Payments resolved prior to the First Release Date; (b) any Unresolved Amount pursuant to Section 5.9(f); and (c) if the First Release Date precedes the GOE Contract Resolution Date, $2,000,000 (the “GOE Amount”)(collectively, the “First Release Payment Amount”), together with interest on such First Release Payment Amount accrued from the Effective Time at a rate of 5% per annum, compounded quarterly; provided, however, that under no circumstances shall the amount of Holdback Consideration remaining after the payment of the First Release Payment Amount (together with interest thereon as provided in this Section 5.9(b)(i)) be less than $1,725,000 (the “Base Amount”) and any payment pursuant to this Section 5.9(b)(i) shall be reduced, as necessary, such that the remaining amount of Holdback Consideration following such payment is equal to or greater than the Base Amount.

(ii)                                  On the next business day after the 12-month anniversary of the Effective Time (the “Second Release Date”), subject to the terms of this Agreement, Parent shall pay each Previous Equityholder that has surrendered Certificates for cancellation and has received therefor the Common Stock Closing Consideration or Option Closing Consideration, as the case may be, in accordance with the terms of this Agreement, his or her pro-rata portion of an amount equal to fifty percent (50%) of the sum of the remaining amount of the Holdback Consideration less (a) any Indemnity Payments resolved prior to the Second Release Date (excluding for purposes of this calculation any Indemnity Payments referenced in Section 5.9(b)(i)(a)) and (b) any Unresolved Amount pursuant to Section 5.9(f) (collectively, the “Second Release Payment Amount”), together with interest on such Second Release Payment Amount accrued from the Effective Time at a rate of 5% per annum, compounded quarterly; provided, however, that under no circumstances shall the amount of Holdback Consideration remaining after the payment of the Second Release Payment Amount (together with interest thereon as provided in this Section 5.9(b)(ii)) be less than the Base Amount and any payment pursuant to this Section 5.9(b)(ii) shall be reduced, as necessary, such that the remaining amount of Holdback Consideration following such payment is equal to or greater than the Base Amount.

(iii)                               On the next business day after the 18-month anniversary of the Effective Time (the “Third Release Date”), subject to the terms of this Agreement, Parent shall pay each Previous Equityholder that has surrendered Certificates for cancellation and has received therefor the Common Stock Closing Consideration or Option Closing Consideration, as the case may be, in accordance with the terms of this Agreement, his or her pro-rata portion of the remaining amount of the Holdback Consideration less any Unresolved Amount pursuant to Section 5.9(f) (collectively, the “Third Release Payment Amount”), together with interest on such Third Release Payment Amount accrued from the Effective Time at a rate of 5% per annum, compounded quarterly.

For purposes of this Agreement, the “GOE Contract Resolution Date” shall mean the date on which all arbitration proceedings relating to the GOE Contract are complete and final and all duties and obligations of the parties under the GOE Contract have been duly performed or otherwise waived in accordance with its terms.  If the GOE Contract Resolution Date has not occurred by the Third Release Date, the GOE Amount shall be deemed an unresolved Claim Notice under this Agreement.  Notwithstanding anything herein to the contrary, if the GOE Contract Resolution Date occurs following the First Release Date, then on the next business day following the GOE Contract Resolution Date, the Parent shall pay to each Previous Equityholder that has surrendered Certificates for cancellation and has received therefor the Common Stock Closing Consideration or Option Closing Consideration, as the case may be, in accordance with the terms of this Agreement, his or her pro-rata portion of the GOE Amount less the amount of any Indemnity Claims related to GOE Contract that have not been previously held back or deducted from any previous payment to the Previous Equityholders under this Section 5.9(b), together with interest on such amount accrued from the Effective Time at a rate of 5% per annum, compounded quarterly.

Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Section 5.9 such amounts as Parent is required to deduct and withhold with respect to the making of such payment under the Code or under any provisions of state, local or foreign tax law.  To the extent that amounts are so withheld by Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Previous Equityholders in respect of which such deduction or withholding was made by Parent.  Notwithstanding any other provision of this Agreement or otherwise, the Previous Equityholders shall be responsible for any and all Taxes imposed upon them in respect of the consideration they receive in respect thereof.

(c)                                  Each Previous Equityholder’s pro-rata portion under this Section 5.9 and under Section 5.10 shall be determined by multiplying the amount being distributed to the Previous Equityholders, by a fraction, the numerator of which is the aggregate number of Company Shares and Cash Value Options owned by such Previous Equityholder as of the Effective Time and the denominator of which is the aggregate amount of Company Shares and Cash Value Options issued and outstanding as of the Effective Time.

(d)                                 Subject to the terms of Sections 5.9(g) and 5.9(h), during the Survival Period, if in accordance with Section 5.11(a) below, and subject to Section 5.9(e) below, Parent is entitled to receive an Indemnity Payment, and, if there shall be any remaining Holdback Consideration being held by the Parent, Parent shall deduct from the Holdback Consideration the applicable amount of the Company Indemnity Claim. Any amounts deducted by Parent from the Holdback Consideration in accordance with this Agreement or amounts withheld pursuant to clause (f) below shall be free and clear of any legal or equitable claim asserted by the Sellers’ Representative or any Previous Equityholder or any of their respective affiliates, successors, heirs, spouses, executors, administrators or legal representatives, including any common law or other right of offset.

(e)                                  Notwithstanding the foregoing, no Indemnity Payment shall be paid until the aggregate amount of all Indemnity Payments exceeds Five Hundred Thousand Dollars ($500,000) (the “Deductible”), after which Parent shall be entitled to receive from the Holdback Consideration, the aggregate amount of all Indemnity Payments less the Deductible, provided further that the aggregate Indemnity Payments to Parent Group Members shall not exceed ten percent (10%) of the Purchase Price (the “Indemnity Cap”). The Deductible and the Indemnity Cap shall not apply to any Company Indemnity Claim or Indemnity Payments resulting from any Damages arising from any Previous Equityholder’s or Company’s fraudulent conduct or intentional misrepresentations or any willful breach of the Agreement. In addition, the Deductible shall not apply to any Company Indemnity Claim resulting from any Damages arising from any breach of the Company’s representation in Section 2.26 (a “Section 2.26 Claim”) and any Section 2.26 Claim shall not be included in the aggregate amount when calculating the Deductible.

 (f)                                 If at the time payment is required to be made to the Previous Equityholders in respect of the Holdback Consideration, any Claim Notice (as defined below) given by Parent remains unresolved, Parent shall reduce the amount of such payment by the maximum aggregate amount of exposure of Company Indemnity Amount of Parent for all matters reflected in all such unresolved Claim Notices (the “Unresolved Amount”), pending final determination of such matters.  To the extent it is finally determined that Parent was not entitled to deduction of such amounts, Parent shall promptly pay to the Previous Equityholders the appropriate portion of the payments in respect of the Holdback Consideration, together with interest on such amount accrued from the Effective Time at a rate of 5% per annum, compounded quarterly, in accordance with clause (c) above.

(g)                                 (i) In order to be entitled to receive any Indemnity Payment, Parent shall, during the Survival Period, give the Sellers’ Representative a notice (a “Claim Notice”) describing in reasonable detail the facts giving rise to any Company Indemnity Claim (such as the identity of the parties and the general nature of the claim) to the extent reasonably practicable and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such matter, and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such matter is based; provided, that (A) a Claim Notice in respect of any action at law or suit in equity by or against a third Person as to which an Indemnity Payment will be sought shall be given promptly after the action or suit is commenced; and (B) failure to give such notice shall not limit Parent’s entitlement to an Indemnity Payment hereunder except to the extent the Previous Equityholders shall have been prejudiced by such failure.

(ii)                                  After the giving of any Claim Notice pursuant hereto, the Sellers’ Representative shall have a period of thirty (30) days within which to respond to the Claim Notice by providing a written notice to Parent.  If the Sellers’ Representative does not respond in writing within such 30-day period, the Sellers’ Representative shall be deemed to have irrevocably accepted the Claim Notice for an Indemnity Payment and shall have no further right to contest such Claim Notice.  If the Sellers’ Representative does respond within such 30-day period and rejects such Claim Notice in whole or in part, the amount of the Indemnity Payment, if any, shall be determined: (A) by the written agreement between Parent and the Sellers’ Representative; (B) by a final judgment or decree of an arbitrator or any court of competent jurisdiction (as permitted hereby); or (C) by any other means to which Parent and the Sellers’ Representative shall agree.  Any part of any Indemnity Payment not rejected by the Sellers’ Representative shall be deducted from the Holdback Consideration.  The judgment or decree of an arbitrator or a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined.

(h)                                 Parent or the Surviving Corporation shall have the sole and absolute right to conduct and control, through counsel of its choosing, the defense, compromise or settlement of any claim, action or suit referred to in this Section 5.9 in its sole discretion; provided, that (i) the Sellers’ Representative may participate, through counsel chosen by it and at its own expense, in the defense of any third party claim, action or suit and (ii) the Sellers’ Representative shall have the right to consent to any settlement of a third-party claim referred in a Claim Notice that does not exceed $20,000.00, such consent not to be unreasonably withheld, delayed or conditioned; provided, that the Sellers’ Representative shall waive the right to consent to any such settlement hereunder if (A) Parent shall have sought the consent of the Sellers’ Representative in writing to such settlement (a “Settlement Notice”), such writing to update information provided in the Claim Notice and to describe in reasonable detail the material terms of such settlement, to the extent reasonably practicable and the Sellers’ Representative does not respond in writing to Parent within thirty business days after delivery of the Settlement Notice, (B) the Sellers’ Representative does not consent to such settlement and the Sellers’ Representative does not provide in writing within thirty (30) business days after delivery of a Settlement Notice the reasons for such objection or (C) the potential Company Indemnity Amount of such third party claim if not settled would exceed (1) such proposed settlement amount and (2)  the remaining amount of the Holdback Consideration.

Section 5.10                            Determination of Final Closing Date Balance Sheet.

(a)                                  Within seven (7) business days after the Closing, the Sellers’ Representative shall deliver to Parent the Closing Date Balance Sheet prepared in accordance with GAAP, reflecting the Working Capital Amount and therefore the Adjustment Amount.  Parent shall review or audit the Closing Date Balance Sheet and as promptly as possible, but in no event later than sixty (60) days following the receipt of the Closing Date Balance Sheet, prepare and deliver to Sellers’ Representative a report (the “Parent’s Report”) setting forth any adjustments that Parent believes would be required under GAAP as to the Closing Date Balance Sheet and therefore the Working Capital Amount thereon and the Adjustment Amount.

(b)                                 The Sellers’ Representative shall within thirty (30) days after receipt of the Parent’s Report (the “Parent Report Review Period”) notify the Parent in writing of any objections (an “Objection Notice”) to the Parent’s Report.  Upon receipt of an Objection Notice, Parent and the Sellers’ Representative shall use reasonable efforts to resolve by written agreement the objections set forth in the Objection Notice.

(c)                                  If Parent and Sellers’ Representative so resolve such objections, then a Final Closing Date Balance Sheet shall be prepared by Parent in accordance with the Parent’s Report and the resolution to such objections.  If any of the objections raised in an Objection Notice are not resolved within sixty (60) days following the end of the Parent Report Review Period, then Parent and the Sellers’ Representative shall submit the objections that are then unresolved to such national or regional accounting firm acceptable to both the Sellers’ Representative and Parent (or if Parent and the Sellers’ Representative cannot agree within five business days of the expiration of such sixty-day period, a national accounting firm drawn by lot) and such firm (the “Accounting Firm”), shall be directed by Parent and Sellers’ Representative to resolve the unresolved objections of each party in accordance with GAAP as promptly as reasonably practicable.  Based upon the determinations of the Accounting Firm, the Final Closing Date Balance Sheet shall be determined by the Accounting Firm, which the parties agree to be final and binding for purposes of this Agreement.

 (d)                              The parties hereto shall make available to Parent, the Sellers’ Representative, and, if applicable, the Accounting Firm, such non-privileged books, records and other information (including work papers) as any of the foregoing may reasonably request to perform their reviews as specified herein.

(e)                                  Parent and the Stockholders shall each pay one-half the costs of the Accounting Firm.

(f)                                    If the Adjustment Amount is negative, such amount shall be deducted by the Parent from the Holdback Consideration.

(g)                                 If the Adjustment Amount is a positive number, such amount shall be paid by Parent to each Previous Equityholder that has surrendered Certificates for cancellation and has received therefore the Common Stock Closing Consideration or Option Closing Consideration, as the case may be, in accordance with the terms of this Agreement, his or her pro-rata portion of the Adjustment Amount.

Section 5.11                            Indemnification of Parties.

(a)                                  Indemnification by Company.  Each Parent Group Member shall be entitled to be indemnified from any and all of the Damages related to any Company Indemnity Claim in accordance with the provisions set forth in Section 5.9 and Section 5.11(d) hereof.

(b)                                 Indemnification by Parent.  Parent agrees to indemnify, defend and hold harmless the Company and each of its shareholders, agents and employees from and against any and all Damages based upon, arising out of, or otherwise in respect of, which may be incurred by virtue of or result from: (i) the inaccuracy in or breach of any representation, warranty, covenant or agreement made by or on behalf of Parent or Sub in this Agreement (including all schedules and exhibits hereto) or in any certificate delivered by or on behalf of the Parent or Sub pursuant hereto; or (ii) enforcing the indemnification provided for hereunder.

(c)                                  No Contribution.  The Previous Equityholders shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Surviving Corporation or any Affiliated Person of the Surviving Corporation in connection with any indemnification obligation or any other liability to which such shareholder or optionholder may become subject under or in connection with this Agreement.

(d)                                 Nonexclusive Remedy.  Notwithstanding anything in this Agreement to the contrary, the parties hereto acknowledge and agree that the provisions of this Article V with respect to indemnification shall not be the exclusive remedy for Parent, and that Parent shall have the right to recover Damages from the Previous Equityholders for, and that such holders shall be severally but not jointly liable for their respective pro rata portion of, Damages (such pro rata portion to be determined based on the amount of Merger Consideration payable with respect to such holder, relative to the aggregate Merger Consideration payable to all holders), in each case up to, and not to exceed, the amount of Merger Consideration paid to such holders arising or resulting directly or indirectly from (i) fraud or intentional misrepresentation by the Company or willful breach of this Agreement by the Company,(ii) any breach of the representations set forth in Sections 2.2(a), 2.2(b), 2.2(c), 2.2(d), 2.2(e), 2.2(f), 2.3, 2.8, 2.10(a)(i) or 2.11 or (iii) any breach of the Surviving Representations following the expiration of the Survival Period.

Section 5.12                            Resignations.  On the Closing Date, the Company shall cause to be delivered to Parent duly signed resignations from the members of the Company’s board of directors and, as contemplated by this Agreement, the applicable officers of the Company, effective immediately after the Closing and shall take such other action as is necessary to accomplish the foregoing.

Section 5.13                            Guarantee of WFI.  WFI hereby guarantees the payment by Parent of any amounts payable by Parent pursuant to the Merger or otherwise pursuant to this Agreement and will cause Parent to perform all of its other obligations under this Agreement (including, without limitation, the payment of the Merger Consideration) in accordance with its terms.

Section 5.14                            Tax Matters.  The parties hereto agree that, to the maximum extent permitted under Treasury Regulation 1.1502-76 and other existing guidance, costs arising on the Closing Date or in connection with the Closing are deductible in the Company’s final tax return.

ARTICLE VI
CONDITIONS PRECEDENT TO THE MERGER

Section 6.1                                   Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a)                                  Stockholder Approval.  This Agreement shall have been duly approved by the requisite vote of stockholders of the Company in accordance with applicable law and the Company Charter and Company Bylaws.

(b)                                 Approvals.  All authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity that are necessary to effect the Merger or any of the transactions contemplated hereby shall have been obtained, shall have been made or shall have occurred.

(c)                                  No Order.  No court or other Governmental Entity having jurisdiction over the Company or Parent, or any of Parent’s Subsidiaries, shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger or any of the transactions contemplated hereby illegal.

Section 6.2                                   Condition to Obligation of the Company to Effect the Merger.  The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

(a)                                  Performance of Obligations; Representations and Warranties.  Each of Parent, Sub and WFI shall have performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Effective Time, each of the representations and warranties of Parent, Sub and WFI contained in this Agreement that is qualified by materiality shall be true and correct on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement, and the Company shall have received certificates signed on behalf of each of Parent, Sub and WFI by one of its officers to such effect.

(b)                                 Opinion.  Parent shall deliver to the Company an opinion of counsel to Parent and Sub in the form of Exhibit “E”.

Section 6.3                                   Conditions to Obligations of Parent and Sub to Effect the Merger.  The obligations of Parent and Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

(a)                                  Performance of Obligations; Representations and Warranties.  The Company shall have performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Effective Time, each of the representations and warranties of the Company contained in this Agreement that is qualified by materiality shall be true and correct on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as permitted by this Agreement, and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.

(b)                                 Consents.

(i)                                     The Company shall have obtained the consent or approval of each Person or Governmental Entity whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease or other agreement (including any Company Agreement) or instrument, except as to which the failure to obtain such consents and approvals would not, in the reasonable opinion of Parent, individually or in the aggregate, have a Material Adverse Effect on the Company or Parent or upon the consummation of the transactions contemplated in this Agreement except as provided in Section 5.6(d) hereof.

(ii)                                  In obtaining any approval or consent required to consummate any of the transactions contemplated herein, no Governmental Entity shall have imposed or shall have sought to impose any condition, penalty or requirement which, in the reasonable opinion of Parent, individually or in aggregate would have a Material Adverse Effect on the Company or Parent except as provided in Section 5.6(d) hereof.

(c)                                  Material Adverse Change.  Since the date of this Agreement, there shall have been no Material Adverse Change with respect to the Company.  Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(d)                                 Company Stock Option Plans.  The Company shall have taken all action required to be taken by the Company to implement the provisions of Section 1.7.

(e)                                  Dissenting Shares.  Holders of not more than 5% of the outstanding shares of Company Common Stock shall have properly exercised and not revoked their rights to dissent to the Merger under Article 13 of the ABCA.

(f)                                    Opinion.  The Company shall deliver to Parent and Sub an opinion of counsel to the Company in the form of Exhibit “F”.

(g)                               Non-competition and Non-interference Agreement. The execution and delivery by John L. Stallworth of a non-competition and non-interference agreement with Parent in the form attached hereto as Exhibit “H” (the “Non-Competition Agreement”), pursuant to which Mr. Stallworth agrees not to compete or interfere with the business of the Company or Parent for a period of three years from the Closing.

(h)                                 Resignations.  The Company shall deliver to Parent and Sub the resignations pursuant to Section 5.12.

(i)                                     Investment Banking Fees.  Parent shall have received a statement and release from the Investment Banker in form and substance satisfactory to Parent in their sole discretion setting forth the total Investment Banking Fees payable to the Investment Banker in connection with the transactions contemplated under this Agreement and releasing any claim against the Company, the Surviving Corporation, WFI or Parent for any amount in excess of the Investment Banking Fees set forth therein.

(j)                                     Schedules.  The Company shall have delivered Schedule 1.5 and Schedule 1.6(a) to Parent two (2) business days prior to the Effective Time and such schedule shall be complete and accurate as of the Effective Time.

(k)                                  Escrow Agreement. The execution and delivery by the Sellers’ Representative of the Escrow Agreement.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.1                                   Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of the Company:

(a)                                  by mutual written consent of Parent and the Company;

(b)                                 by Parent if (i) any representation or warranty of the Company contained in this Agreement shall be inaccurate or shall have been breached in any material respect as of the date of this Agreement, or shall have become inaccurate or shall be breached in any material respect as of a date subsequent to the date of this Agreement (as if made on such subsequent date) (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the date of this Agreement or as of any subsequent date, (A) all materiality qualifications and similar qualifications contained or incorporated directly or indirectly in such representations and warranties shall be disregarded, and (B) any update of or modification to the Company Letter made or purported to have been made after the date of this Agreement shall be disregarded unless such update or modification is specifically accepted by an instrument in writing by Parent) or (ii) any of the covenants or obligations of the Company contained in this Agreement shall have been breached in any material respect; provided, however, that if an inaccuracy in or breach of any representation or warranty of the Company as of a date subsequent to the date of this Agreement or a breach of a covenant or obligation by the Company is curable by the Company through the use of commercially reasonable efforts during the 10-business day period commencing on the date Parent notifies the Company in writing of the existence of such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 7.1(b) as a result of such inaccuracy or breach prior to the expiration of such 10-business day period, provided the Company continues to exercise commercially reasonable efforts to cure such inaccuracy or breach during such 10-day period;

(c)                                  by the Company if (i) any representation or warranty of Parent, Sub and WFI contained in this Agreement shall be inaccurate or shall have been breached in any material respect as of the date of this Agreement, or shall have become inaccurate or shall be breached in any material respect as of a date subsequent to the date of this Agreement (as if made on such subsequent date) (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the date of this Agreement or as of any subsequent date, all materiality qualifications and similar qualifications contained or incorporated directly or indirectly in such representations and warranties shall be disregarded) or (ii) any of the covenants or obligations of Parent, Sub and WFI contained in this Agreement shall have been breached in any material respect; provided, however, that if an inaccuracy in or breach of any representation or warranty of Parent, Sub and WFI as of a date subsequent to the date of this Agreement or a breach of a covenant or obligation by Parent, Sub and WFI is curable by Parent through the use of commercially reasonable efforts during the 10-business day period commencing on the date the Company notifies Parent in writing of the existence of such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 7.1(c) as a result of such inaccuracy or breach prior to the expiration of such 10-business day period, provided Parent, Sub or WFI, as the case may be, continues to exercise commercially reasonable efforts to cure such inaccuracy or breach during such 10-day period; or

(d)                                 by Parent or the Company if:  (i) the Merger has not been effected on or prior to the close of business on November 30, 2006; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(d)(i) shall not be available to any party (A) whose failure to fulfill any of its obligations contained in this Agreement has been the cause of, resulted in, or contributed to, the failure of the Merger to have occurred on or prior to the aforesaid date or (B) who has failed to comply in all material respects with any of its covenants or agreements contained in this Agreement, which failure to comply has not been cured; or (ii) any court or other Governmental Entity having jurisdiction over a party hereto shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable.

The right of any party hereto to terminate this Agreement pursuant to this Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of, and regardless of the Knowledge of, any party hereto, any Person controlling any such party or any of their respective officers, directors, employees, representatives or agents, whether prior to or after the execution of this Agreement.

Section 7.2                                   Effect of Termination.  In the event of termination of this Agreement by either Parent or the Company, as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability hereunder on the part of the Company, Parent, Sub or their respective officers or directors (except for the last sentence of Section 5.2 and the entirety of Section 5.5, which shall survive the termination); provided, however, that nothing contained in this Section 7.2 shall relieve any party hereto from any liability for any breach of a representation or warranty contained in this Agreement or the breach of any covenant contained in this Agreement.

Section 7.3                                   Amendment.  This Agreement may be modified or amended by the parties hereto, by or pursuant to action taken by their respective Boards of Directors, in the case of Sub or the Company, or Parent, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, but, after any such approval, no modification or amendment shall be made which by law requires further approval by such stockholders without such further approval; provided, that no modification or amendment of this Agreement or of any provision of this Agreement shall be valid or enforceable unless in writing duly executed by each of the parties hereto; provided, further, that the Company acknowledges and agrees that only the President of Parent shall be able to bind Parent hereunder with respect to any modification or amendment of this Agreement.

Section 7.4                                   Waiver.  At any time prior to the Effective Time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein which may legally be waived.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party; provided, that the Company acknowledges and agrees that only the Merger of Parent shall be able to bind Parent hereunder with respect to any extension or waiver of the agreements, obligations, terms or conditions of this Agreement.  No failure of any party to exercise any power given such party hereunder or to insist upon strict compliance by any party with its obligations hereunder, and no custom or practice of the parties in variance with the terms hereof, shall constitute a waiver of that party’s right to demand exact compliance with the terms hereof.  Any waiver shall not obligate that party to agree to any further or subsequent waiver or affect the validity of the provision relating to any such waiver.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1                                   Notices.  All notices, consents, approvals, requests and other communications hereunder shall be in writing and shall be deemed given when delivered personally, one day after being delivered to an overnight courier or when telecopied (with a confirmatory copy sent by overnight courier) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Parent, Sub, or the Surviving Corporation, to:

WFI Government Services, Inc.

4810 Eastgate Mall

San Diego, CA 92121

Attention: President

Facsimile No.: (858) 812-9351

with copy to:

Wireless Facilities, Inc.

4810 Eastgate Mall

San Diego, CA 92121

Attention: General Counsel

Facsimile No.: (858) 228-2048

and a copy to:

Morrison & Foerster LLP

12531 High Bluff Drive, Suite 100

San Diego, CA 92130

Attention: Scott M. Stanton, Esq.

Facsimile No.: (858) 720-5125

If to the Company (prior to the Effective Time), to:

MADISON RESEARCH CORPORATION

401 Wynn Drive

Huntsville, Alabama 35805

Attention: John L. Stallworth

Facsimile No.: (256) 864-7282

with a copy to:

Balch & Bingham LLP

655 Gallatin Street

Huntsville, Alabama 35801

Attention: George A. Smith, II

Facsimile No.: (888) 359-5577

If to the Sellers’ Representative:

John L. Stallworth

401 Wynn Drive

Huntsville, Alabama 35805

with a copy to:

Balch & Bingham LLP

655 Gallatin Street

Huntsville, Alabama 35801

Attention: George A. Smith, II

Facsimile No.: (888) 359-5577

Section 8.2                                   Interpretation.  When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated.  The table of contents, captions and headings contained in this Agreement are solely for convenience of reference and shall not be used to interpret or construe this Agreement.  Any references in this Agreement to “herein,” “hereto,” “herewith” or “hereunder” shall be to this Agreement as a whole.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All parties have participated in the negotiation and review of this Agreement and no provision of this Agreement shall be construed more strictly against any party.  All remedies hereunder are cumulative, except as otherwise provided in this Agreement.

Section 8.3                                   Counterparts.  This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.4                                   Definitions.  For purposes of this Agreement:

“ABCA” means the Alabama Business Corporation Act, as amended.

“Accounting Firm” has such meaning as set forth in Section 5.10(c) hereof.

“Additional Contracts” has such meaning as set forth in Section 2.20(c) hereof.

“Adjustment Amount” means the difference between $7.4 million and the Working Capital Amount as determined as set forth on the Closing Date Balance Sheet or the Final Closing Date Balance Sheet, as applicable.  The Adjustment Amount may be a positive or a negative number.

“Affiliated Person” means (i) any holder of 10% or more of the Company Common Stock (measured on a fully diluted basis, taking into account Shares of Company Common Stock receivable upon the exercise of Company Stock Options), (ii) any director, officer or executive of the Company, (iii) any Person that directly or indirectly controls, is controlled by, or is under common control with, the Company or (iv) any member of the immediate family of any such Persons.

“Alabama Law” means the Law applicable within the State of Alabama.

“Articles of Merger” has such meaning as set forth in Section 1.2 hereof.

“Audited Financial Statements” has such meaning as set forth in Section 2.6(a) hereof.

“Base Amount” has such meaning as set forth in Section 5.9(b)(i) hereof.

 “Business” has such meaning as set forth in the Recitals of this Agreement.

“Capital Leases” shall have such meaning as set forth in Statement of Financial Accounting Standard No. 13 issued by the Financial Accounting Standards Board in November 1976, as modified by subsequent pronouncements and standards; provided, however, it is hereby agreed that the term “Capital Leases” shall not include any leases of copiers or copy equipment.

“Cash Value Option” has such meaning as set forth in Section 1.5(b)(iv) hereof.

“Certificates” has such meaning as set forth in Section 1.6 hereof.

“Certificate of Merger” has such meaning as set forth in Section 1.2 hereof.

“Claim Notice” has such meaning as set forth in Section 5.9(g) hereof.

“Closing” has such meaning as set forth in Section 1.2 hereof.

“Closing Date” has such meaning as set forth in Section 1.2 hereof.

“Closing Date Balance Sheet” means the balance sheet prepared by the Company in accordance with Section 5.10 hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock Closing Consideration” shall mean the amount, in cash, equal to (i) the Initial Consideration plus the aggregate amount of the Per Share Exercise Price for all Cash Value Options issued and outstanding as of the Effective Time, all divided by (ii) the aggregate number of outstanding shares of Company Common Stock (including shares of Company Common Stock subject to Cash Value Options) issued and outstanding as of the Effective Time.

 “Company” shall have such meaning as set forth at the beginning of this Agreement.

“Company Agreement” means any contract or agreement between the Company and the Shareholders.

“Company Business Personnel” has such meaning as set forth in Section 2.14(b) hereof.

“Company Bylaws” has such meaning as set forth in Section 2.4(a) hereof.

“Company Charter” has such meaning as set forth in Section 2.4(a) hereof.

“Company Common Stock” has such meaning as set forth in Section 1.5(b)(ii) hereof.

“Company Indemnity Claim” means the amount of any and all Damages incurred by a Parent Group Member in connection with or arising from:

(i)                                     any breach by the Company of any of its covenants, agreements or obligations in this Agreement prior to the Effective Time;

(ii)                                  any breach of any warranty or the inaccuracy of any representation of the Company contained or referred to in this Agreement or any certificate delivered by or on behalf of the Company pursuant hereto; or

(iii)                               any and all amounts payable to holders of Dissenting Shares, if any, to the extent such amounts exceed the Common Stock Closing Consideration which would have been payable to such holders had they not exercised their dissenters’ rights, together with any Expenses associated with the defense of such claims.

“Company Intellectual Property” has such meaning as set forth in Section 2.17(a) hereof.

“Company Letter” means that certain letter dated the date hereof and delivered on the date hereof by the Company to Parent, which relates to this Agreement and is designated therein as the Company Letter.

“Company Licenses” has such meaning as set forth in Section 2.17(c) hereof.

“Company Multiemployer Plan” means a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) to which the Company or any of its ERISA Affiliates is or has been obligated to contribute or otherwise may have any liability.

“Company Permits” has such meaning as set forth in Section 2.11(a) hereof.

“Company Plan” means a “pension plan” (as defined in Section 3(2) of ERISA (other than a Company Multiemployer Plan)), a “welfare plan” (as defined in Section 3(1) of ERISA), or any other written or oral bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, restricted stock, stock appreciation right, holiday pay, vacation, retention, severance, medical, dental, vision, disability, death benefit, sick leave, fringe benefit, personnel policy, insurance or other plan, arrangement or understanding, in each case established or maintained by the Company or any of its ERISA Affiliates or as to which the Company or any of its ERISA Affiliates has contributed or otherwise may have any liability.

“Company Shares” has such meaning as set forth in Section 1.5(b)(iii) hereof.

“Company Stock Options” means the options to purchase shares of the Company Common Stock issued pursuant to the Company Stock Option Plans.

“Company Stock Option Plans” means the Company’s 2001 Incentive Compensation Plan, as amended, and the Company’s 2003 Incentive Compensation Plan, as amended.

“Compensation Agreement” has such meaning as set forth in Section 2.15 hereof.

“Confidentiality Agreement” has such meaning as set forth in Section 5.2 hereof.

“Control” means the power, direct or indirect, to (A) vote 25% or more of the securities having ordinary voting power for the election of directors or similar governing body or (B)

direct, or cause the direction of, the management and policies of a Person, whether by contract, office or otherwise.

“Cost Accounting Standards” shall mean the cost accounting standards as promulgated by the Cost Accounting Standards Board.

 “Damages” means all assessments, losses, damages, liabilities, debts, charges (including judgments and decrees which give rise to any of the foregoing), costs and expenses, including, without limitation, interest, penalties, court costs, attorney’s fees and expenses, net of all amounts received pursuant to insurance and net of the effect of any deduction a Person takes as to Taxes on account of such Damages otherwise incurred (assuming a 38% tax rate); provided, however, that the amount of Damages otherwise incurred by a party shall be increased by the amount necessary to off-set any Taxes that otherwise would be owing by the Person on account of receipt of such an amount if Taxes would be owing by the Person related such Damages.

“Deductible” has such meaning as set forth in Section 5.9(e) hereof.

“DGCL” means the Delaware General Corporation Law, as amended.

“Dissenting Shares” has such meaning as set forth in Section 1.5(e) hereof.

“Dissenting Stockholder” has such meaning as set forth in Section 1.5(e) hereof.

“Escrow Agreement” has such meaning as set forth in Section 5.8 hereof.

“Escrow Consideration” has such meaning as set forth in Section 5.8(b) hereof.

“Escrow Release Date” has such meaning as set forth in Section 5.8(b) hereof.

“Effective Time” means the date and time at which the Articles of Merger is filed or such later time established by the Articles of Merger for the Articles of Merger to be effective.

“Employment Agreement” has such meaning as set forth in Section 2.14(a) hereof.

“Environmental Law” means any law, past, present or future and as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, or common law, relating to pollution or protection of the environment, health or safety or natural resources, including those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances.

“Environmental Permit” means any permit, approval, identification number, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) which would be considered a single employer with the Company pursuant to Section 414(b), (c), (m) or

(o) of the Code and the regulations promulgated under those sections or pursuant to Section 4001(b) of ERISA and the regulations promulgated thereunder.

 “Excluded Assets” has such meaning as set forth in Section 1.7 hereof.

“Expenses” means any and all expenses incurred in connection with investigating, defending or asserting any claim, action, suit or proceeding incident to any matter hereunder (including court filing fees, court costs, arbitration fees or costs, witness fees, and reasonable fees and disbursements of legal counsel, investigators, expert witnesses, consultants, accountants, valuation experts and other professionals).

 “Final Closing Date Balance Sheet” means the balance sheet prepared in accordance with Section 5.10 hereof.

“Financial Statements” has such meaning as set forth in Section 2.6(b) hereof.

“GAAP” means United States generally accepted accounting principals, applied on a basis consistent with the basis on which the Financial Statements were prepared.

“GOE Amount” has such meaning as set forth in Section 5.9(b)(i) hereof.

“GOE Contract” has such meaning as set forth in Section 2.26 hereof.

“GOE Contract Resolution Date” has such meaning as set forth in Section 5.9(b) hereof.

“Government Contracts” has such meaning as set forth in Section 2.20(b) hereof.

“Governmental Authority” means any United States and/or foreign, federal, state, provincial, local or other governmental authority of any kind or nature, including any department, subdivision, commission, board, bureau, agency or instrumentality thereof, any court and any administrative agency, and any comparable body performing any governmental functions.

“Governmental Entity” has such meaning as set forth in Section 3.3(b) hereof.

“Hazardous Substances” means (A) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials and PCBs, and (B) any other chemicals, materials or substances regulated as toxic or hazardous or as a pollutant, contaminant or waste under any applicable Environmental Law.

“Holdback Consideration” has such meaning as set forth in Section 5.9(a) hereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Impossibility Event” means any event due to (i) the occurrence of a natural or man-made disaster, (ii) armed conflict, (iii) act of terrorism, (iv) riot, (v) act of state, (vi) a failure by Company to meet internal projections or forecasts or published revenue or earnings predictions for any period ending on or after the date of this Agreement, (vii) conditions generally affecting the industries in which the Company participates, national, regional or world economies or financial markets, (viii) any effect arising primarily out of or resulting primarily from actions contemplated by the parties in connection with, or which is primarily attributable to, the announcement or pendency of this Agreement and the transactions contemplated hereby or (ix) any other similar circumstance beyond the control of the applicable Person.

“Indebtedness” means (a) any indebtedness (plus interest, premium and penalties due from or arising out of such indebtedness, or any refinancing thereof) (i) for borrowed funds, (ii) due to sellers or lessors for any real or personal property, (iii) due to lessors as to any Capital Leases, or (iv) for reimbursement obligations with respect to letters of credit, and (b) any debentures, notes or other evidence of indebtedness issued in exchange for any of the foregoing indebtedness, or any indebtedness arising from the satisfaction of such indebtedness by a guarantor.

“Indemnified Liabilities” has such meaning as set forth in Section 5.3 hereof.

“Indemnity Payment” means any payment that the Parent Member Group is entitled to receive hereunder as to a Company Indemnity Claim.

 “Initial Consideration” has such meaning as set forth in Section 1.5(a) hereof.

 “Intellectual Property” means all trademarks, trademark registrations, trademark rights and renewals thereof, trade names, trade name rights, patents, patent rights, patent applications, industrial models, mask works, circuits, inventions, invention disclosures, designs, utility models, inventor rights, software, copyrights, copyright registrations and renewals thereof, servicemarks, servicemark registrations and renewals thereof, servicemark rights, domain names and corresponding rights, trade secrets, applications for trademark and servicemark registrations, know-how, confidential information and other proprietary rights, and any data and information of any nature or form used or held for use in connection with the Business as currently conducted or as currently contemplated by the Company, together with all applications currently pending or in process for any of the foregoing.

“Investment Bankers” has such meaning as set forth in Section 2.23 hereof.

“Investment Banking Fees” has such meaning as set forth in Section 1.5(a) hereof.

“Knowledge” means with respect to the Company, the actual knowledge or awareness, after a reasonable investigation, of John L. Stallworth, Sam Liberatore, Jeff Wilkins, Richard Selvaggio, Jennifer Price and/or Larry Lewis, if under the circumstances a reasonable person would have determined such investigation was required or appropriate in the normal course of fulfillment of such individual’s duties.  “Knowledge” means with respect to the Parent or the Sub, the actual knowledge or awareness after a reasonable investigation, of Robin Mickle, Adam Larson and Conrad Jimenez, if under the circumstances a reasonable person would have determined such investigation was required or appropriate in the normal course of fulfillment of such individual’s duties.

“Law” means, as to any Person, any statute, rule, regulation, ordinance, code, guideline, law, judicial decision, determination, order (including any injunction, judgment, writ, award or decree), or consent of the Court, other Governmental Authority or arbitrator, in each case applicable to or binding upon such Person, including the conduct of its business, or any of its assets or revenues to which such Person or any of its assets or revenues are subject.

“Leases” has such meaning as set forth in Section 2.20(a) hereof.

“Liens” has such meaning as set forth in Section 2.10 hereof.

“Losses” means any and all losses, costs, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, expenses, deficiencies or other charges.

“Material Adverse Change” or “Material Adverse Effect” means, when used with respect to the Company or Parent, as the case may be, any change or effect that is materially adverse or unfavorable to the Business or the operations, assets, liabilities, employee relationships, customer or supplier relationships, earnings or results of operations, financial projections or forecasts, or the business prospects and condition (financial or otherwise), of the Company,  Parent or any Subsidiary of the Company or Parent, taken as a whole, as the case may be; provided however, that a Material Adverse Change or Material Adverse Effect shall not been deemed to have occurred upon any change or effect related to the happening of any Impossibility Event.

“Material Contracts” has such meaning as set forth in Section 2.20(c) hereof.

“Merger” has such meaning as set forth in Recitals hereof.

“Merger Consideration” has such meaning as set forth in Section 1.5(a) hereof.

“Merging Corporations” means the Sub and the Company, collectively.

 “Objection Notice” has such meaning as set forth in Section 5.10(b) hereof.

“Option Closing Consideration” has such meaning as set forth in Section 1.5(b)(iv) hereof.

“Optionholder” means any Person that has any Company Stock Option.

“Option Merger Consideration” has such meaning as set forth in Section 1.5(b)(iv) hereof.

“Parent” has such meaning as set forth at the beginning of this Agreement.

“Parent Group Members” means the Parent, the Company, the Surviving Corporation or any of their respective affiliates, successors and assigns.

“Parent Report” has such meaning as set forth in Section 5.10(a) hereof.

“Parent Report Review Period” has such meaning as set forth in Section 5.10(b) hereof.

“Parent Representatives” has such meaning as set forth in Section 5.2 hereof.

“PCB” means polychlorinated biphenyls.

“Person” means an individual, company, agency, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or Governmental Entity.

“Personal Property Leases” has such meaning as set forth in Section 2.20(a) hereof.

“Previous Equityholders” has such meaning as set forth in Section 5.8 hereof.

“Proceedings” any claims, controversies, demands, actions, lawsuits, investigations, proceedings or other disputes, formal or informal, including any by, involving or before any arbitrator or any Governmental Authority.

“Proprietary Asset” means any patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, maskwork, maskwork application, trade secret, know-how, customer list, franchise system, computer software, computer program, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right or intangible asset.

“Purchase Price” has such meaning as set forth in Section 1.5(a) hereof.

“Purchase Proposal” means any proposal for a merger or other business combination involving the Company or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in, any voting securities of, or a substantial portion of the assets of the Company, other than the transactions contemplated by this Agreement.

“Real Estate” means, with respect to the Company, all of the fee or leasehold ownership right, title and interest of the Company, in and to all real estate and improvement owned or leased by the Company and which is used by the Company in connection with the operation of the Business.

“Real Estate Leases” has such meaning as set forth in Section 2.20(a) hereof.

“Section 8(a) Contracts” means those Government Contracts of the Company which have been issued pursuant to Section 8(a) of the Small Business Act (Public Law 85-536), as amended, and are listed in Section 2.20(b) of the Company Letter.

“Settlement Notice” has such meaning as set forth in Section 5.9(b) hereof.

“Stockholders” has such meaning as set forth in the recitals of this Agreement.

“Stockholder Written Consent” has such meaning as set forth in Section 5.1 hereof.

“Sub” has such meaning as set forth at the beginning of this Agreement.

“Subsidiary” means any corporation, partnership, limited liability company, joint venture or other legal entity of which Parent or the Company, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other legal entity means.

“Survival Period” has such meaning as set forth in Section 8.9 hereof.

“Surviving Representations” has such meaning as set forth in Section 8.9 hereof.

“Tail Policy” has such meaning as set forth in Section 5.3 hereof.

“Taxes” has such meaning as set forth in Section 2.8 hereof.

“Tax Returns” has such meaning as set forth in Section 2.8 hereof.

“Treasury Regulation” means the temporary and final regulations promulgated under the Code.

“Unaudited Financial Statements” has such meaning as set forth in Section 2.6(b) hereof.

“WFI” has such meaning as set forth at the beginning of this Agreement.

“Worker Safety Laws” has such meaning as set forth in Section 2.11(d) hereof.

“Working Capital Amount” means the amount as determined in accordance with Exhibit “G” hereof.

Section 8.5                                   Entire Agreement; Third-Party Beneficiaries.  This Agreement, together with the Company Letter and the other documents and instruments executed in connection herewith and except for the last sentence of Section 5.2, is an integrated document and contains the sole and entire agreement and understanding between the parties as to the matters contained herein, and except as expressly provided herein, fully supersedes and merges any and all prior and contemporaneous agreements, understandings, proposals, negotiations, arrangements and/or discussions, both written and oral, among the parties with respect to the subject matter hereof.  This Agreement, except for the provisions of Section 5.3 and as expressly provided herein, is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder, provided that the parties hereto agree that the Sellers’ Representative shall be a third-party beneficiary to this Agreement and shall have the right, on behalf of the Previous Equityholders to enforce any provision of this Agreement that survives the Effective Date and remains a continuing obligation of Parent and/or Surviving Corporation.  This Agreement shall be construed and interpreted without reference to the principle that a contract is to be construed against the drafter of the contract, it being acknowledged that the provisions of this Agreement have been drafted by the parties during negotiations.

Section 8.6                                   Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.  The Federal Arbitration Act shall apply to this Agreement.

Section 8.7                                   Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, that Parent may assign this Agreement or any of the rights, interests or obligations hereunder to an affiliate of Parent or to any financing sources.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 8.8                                   Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.  If the parties fail to so agree within ten (10) business days of such determination that any term or other provision is invalid, illegal or incapable of being enforced, such holding shall not affect the validity or enforceability of any other aspect hereof (or of such provision in another jurisdiction) and the parties agree and hereby request that the court or arbitrator(s) make such valid modifications to (or replacement of, if necessary) the invalid provision as are necessary and reasonable to most closely approximate the parties’ intent as evidenced hereby as a whole.

Section 8.9                                   Survival of Representations, Warranties and Agreements.  The representations, warranties and agreements in this Agreement and any certificate delivered pursuant hereto by any Person shall survive the Effective Time for a period of eighteen (18) months (the “Survival Period”); provided, however, that the representations and warranties in Sections 2.2(a), 2.2(b), 2.2(c), 2.2(d), 2.2(e), 2.2(f), 2.3, 2.8, 2.14(b), 2.14(c), 2.14(d), 2.14(e), 2.16 and 2.18 (the “Surviving Representations”) shall survive until the expiration of the applicable statute of limitations.

Section 8.10                            Enforcement of this Agreement.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific wording or were otherwise breached.  Notwithstanding Section 8.11, it is accordingly agreed that the parties hereto and the Disputing Parties (as hereinafter defined) shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof; provided, however, that, subject to Section 8.11, such remedy shall be in addition to any other remedy to which any party is entitled at law or in equity.  Each party hereto waives any right to a trial by jury in connection with any such action, suit or proceeding and waives any objection based on forum non conveniens or any other objection to venue thereof.

Section 8.11                            Dispute Resolution.

(a)                                  Dispute.  Any controversy, claim or dispute of whatever nature, including claims for fraud in the inducement and disputes as to arbitrability, arising between the Sellers’ Representative (including the Previous Equityholders), on the one hand, and any Parent Group Member, on the other hand (each, a “Disputing Party”) under this Agreement or in connection with the transactions contemplated hereunder, including those arising out of or relating to the breach, termination, enforceability, scope, validity, or making of this Agreement, whether such claim existed prior to or arises on or after the Closing Date (a “Dispute”), shall be resolved by good faith negotiations among the Disputing Parties, such negotiation not to exceed a period of thirty (30) consecutive days (the “Negotiation Period”).  In the event a Dispute remains unresolved following the Negotiation Period, such Dispute shall be resolved by binding arbitration, unless the Disputing Parties otherwise agree.  The agreement to arbitrate contained in this section shall continue in full force and effect despite the expiration, rescission or termination of this Agreement.

(b)                                 Arbitration; Submission to Jurisdiction.  Neither Disputing Party shall commence an arbitration proceeding pursuant to the provisions of this Agreement unless such Disputing Party shall first give a written notice (a “Dispute Notice”) to the other Disputing Party setting forth the nature of the Dispute.  The Dispute shall be determined by binding arbitration in Dallas, Texas within twenty (20) business days after receipt of a Dispute Notice.  The arbitration shall be conducted in accordance with the CPR Institute for Dispute Resolution (“CPR”) Rules for Non-Administered Arbitration (“CPR Rules”), subject to any modifications contained in this Agreement.  The Dispute shall be determined by a single, neutral arbitrator, except that if the Dispute involves an amount in excess of $400,000 (exclusive of interest and costs), three arbitrators shall be appointed.  The Disputing Parties shall agree upon the arbitrator(s) within the (10) business days after receipt of a Dispute Notice.  Each arbitrator shall be a retired state or federal judge or an attorney with at least fifteen (15) years of business litigation experience.  Each arbitrator shall be a “neutral” arbitrator and not appointed by either Disputing Party.  If the Disputing Parties are unable to agree upon the arbitrator(s) within such period, the arbitrator(s) shall be selected by CPR in accordance with the CPR Rules.  An award shall be made by a majority of the arbitrators.  The arbitrator(s) shall base the award on the “four corners” of the Agreement, and only when the answer to a Dispute is not contained therein, shall the arbitrators look to the governing law designated herein and judicial precedent in accordance with the terms hereof to resolve the Dispute.  Without limiting the foregoing, nothing herein contained shall be deemed to give the arbitrator(s) any authority, power or right to change, modify, add to or subtract from this Agreement (except as expressly provided herein).

(i)                                     The arbitrators shall have the authority to award any remedy or relief that a court of competent jurisdiction could order or grant, including equitable remedies, rescission, specific performance of any obligation created under the Agreement, the issuance of an injunction, or the imposition of sanctions for abuse or frustration of the arbitration process.  The arbitrators shall award to the prevailing party, if any, as determined by the arbitrators, all of such party’s reasonable Expenses.

(ii)                                  Discovery will be limited to an exchange of directly relevant documents and answers to interrogatories.  Depositions will not be taken except as needed in lieu of a live appearance.  The arbitrator(s) shall resolve any discovery disputes.  The arbitrator(s) and counsel of record will have the power of subpoena process as provided by law.  The Disputing Parties knowingly and voluntarily waive their rights to have any Dispute tried and adjudicated by a judge or a jury.

(iii)                               The arbitration shall be governed by the substantive laws of the State of Alabama, applicable federal laws and the CPR Rules, regardless of laws that might otherwise govern under applicable principles of conflicts of laws thereof.  Judgment upon award rendered may be entered in any court having jurisdiction.

(iv)                              Except as otherwise required by law or in court proceedings to enforce this Agreement or an award rendered hereunder or to obtain interim relief, the Disputing Parties and the arbitrator(s) agree to keep confidential and not disclose to third parties any information or documents obtained in connection with the arbitration process, including the resolution of the Dispute.  If either Disputing Party fails to proceed with arbitration as provided in this Agreement, or unsuccessfully seeks to stay the arbitration, or fails to comply with the arbitration award, or is unsuccessful in vacating or modifying the award pursuant to a petition or application for judicial review, the other Disputing Party shall be entitled to be awarded Expenses paid or incurred in successfully compelling such arbitration or defending against the attempt to stay, vacate or modify such arbitration award and/or successfully defending or enforcing the award.

(v)                                 Each of the Disputing Parties hereto irrevocably submits in any suit, action or proceeding arising out of or related to, and permitted by, this Agreement or any of the transactions contemplated hereby to the non-exclusive jurisdiction (including personal jurisdiction) of the Federal or state courts in the States of Alabama, and each party waives any and all objections to jurisdiction and to forum (including forum non conveniens) that they may have under the laws of the United States or any such State.

[Signature page to follow.]

[Signature page of Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

WFI GOVERNMENT SERVICES, INC.

By:	/s/ D. Robin Mickle
Print Name:	D. Robin Mickle
Title:	President

WIRELESS FACILITIES, INC.

By:	/s/ Eric M. DeMarco
Print Name:	Eric M. DeMarco
Title:	President & CEO

MRC MERGER COMPANY, INC.

By:	/s/ James R. Edwards
Print Name:	James R. Edwards
Title:	Vice President & Secretary

MADISON RESEARCH CORPORATION

By:	/s/ John L. Stallworth
Print Name:	John L. Stallworth
Title:	President & CEO

SCHEDULE 1.4(b)

Surviving Corporation Officers

President and Chief Executive Officer: Robin Mickle

Executive Vice President and Chief Operating Officer: Sam Liberatore

Treasurer and Chief Financial Officer: Jeff Wilkins

Secretary: Adam Larson

SCHEDULE 1.5

Company Indebtedness

[To be provided in accordance with Section 6.3(j)]

SCHEDULE 1.6(a)

Common Stock Closing Consideration

[To be provided in accordance with Section 6.3(j)]

EXHIBIT “A”

STOCKHOLDERS AGREEMENT

(See attached)

EXHIBIT “B”

ARTICLES OF MERGER

(See attached)

EXHIBIT “C”

PLAN OF MERGER

(See attached.)

EXHIBIT “D”

ESCROW AGREEMENT

(See attached.)

EXHIBIT “E”

OPINION OF LEGAL COUNSEL TO PARENT

(See attached.)

EXHIBIT “F”

OPINION OF LEGAL COUNSEL TO COMPANY

(See attached.)

EXHIBIT “G”

WORKING CAPITAL AMOUNT CALCULATION

The Working Capital Amount shall be calculated as of the Closing Date in accordance with GAAP and shall equal the sum of the following:

1.                                       Add the sum of all of the current assets of the Company. As to the current assets of the Company, the following shall apply:

a.                                       Include any cash not otherwise distributed prior to the Effective Time pursuant to Section 1.7 of the Merger Agreement.

b.                                      Exclude from current assets any Tax assets; provided however, that current assets will include any tax refund receivable by the Company as a result of deductible fees and expenses (including deductions related to Company Stock Options) resulting from the Merger, to the extent such items are deductible by the Company in tax years ending on or before the Closing Date. Notwithstanding the foregoing, any Tax asset created as a result of a deduction for the Investment Banking Fees shall only be allowed to the extent that: (i) all requirements for contemporaneous documentation outlined under Treasury Regulation 1.263(a)-5 are delivered with the Closing Date Balance Sheet and (ii) such asset does not exceed Five Hundred Thousand Dollars ($500,000).

2.                                       Subtract the sum of all of the current liabilities of the Company. As to the current liabilities of the Company, the following shall apply:

a.                                       Include in current liabilities an accrual for Taxes accrued of the Company through the Closing Date, net of any deductible fees and expenses (including deductions related to Company Stock Options) resulting from the Merger, to the extent such items are deductible by the Company in tax years ending on or before the Closing Date. Notwithstanding the foregoing, any Tax liability reduced as a result of a deduction for the Investment Banking Fees shall only be allowed to the extent that: (i) all requirements for contemporaneous documentation outlined under Treasury Regulation 1.263(a)-5 are delivered with the Closing Date Balance Sheet and (ii) such liability reduction does not exceed Five Hundred Thousand Dollars ($500,000).

b.                                      Exclude from the current liabilities any Company Indebtedness as set forth on Schedule 1.5.

By way of example, the following is the calculation of the Working Capital Amount for June 30, 2006:

As of
June 30, 2006
Current Assets
Cash	$2,070,686
Accounts Receivable	$8,763,624
Unbilled Accounts Receivable	3,874,083
Other Receivables	(3,359)
Prepaid Expenses	189,578
Current Assets	$14,894,612

Current Liabilities
Accounts Payable	$2,876,958
Accrued Salaries	1,051,017
Payroll Taxes Payable	41,016
Sales Tax Liability	48,826
Accrued Retirement	94,358
Accrued Leave	661,648
Estimated Tax Liability	64,174
Other Current Liabilities	275,649
Total Current Liabilities	$5,113,645

Net Working Capital	$9,780,967

EXHIBIT “H”

NON-COMPETITION AND NON-SOLICITATION AGREEMENT

(See attached.)